Exhibit 99.3

HYDROGENICS CORPORATION

Renewal Annual Information Form

For the Fiscal Year Ended December 31, 2004

March 24, 2005

TABLE OF CONTENTS

1.	FORWARD-LOOKING STATEMENTS
2.	CORPORATE STRUCTURE
3.	DESCRIPTION OF OUR BUSINESS
Overview
Hydrogenics Power and Generation
Hydrogenics Test
History
Recent Events
Our Strategy
Our Products and Services
Our Strategic Relationships
Sales and Marketing
Customers
Government Sponsored Demonstration Initiatives
Research and Development
Intellectual Property
Manufacturing
Facilities
Human Resources
Legal Proceedings
Competition
Safety
Hydrogen and Fuel Cell Industry Trends
4.	DESCRIPTION OF SHARE CAPITAL
5.	DIVIDENDS
6.	MARKET FOR SECURITIES
7.	DIRECTORS AND OFFICERS
8.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
9.	RISK FACTORS
10.	TRANSFER AGENTS AND REGISTRARS
11.	MATERIAL CONTRACTS
12.	INTERESTS OF EXPERTS
13.	ADDITIONAL INFORMATION

In this annual information form, the terms “company”, “Hydrogenics”, “we”, “us” and “our” refers to Hydrogenics Corporation and, as applicable, its subsidiaries.  All references to dollar amounts are to U.S. dollars unless otherwise indicated.  Information contained on our website is not part of this annual information form.

1.             FORWARD-LOOKING STATEMENTS

This annual information form contains forward-looking statements about our future results, levels of activity, performance, goals or achievements or other future events.  These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances and these statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

In some cases, you can identify these forward-looking statements by our use of words such as “may”, “will”, “should”, “could”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “seeks”, “strategy”, “potential” or “continue” or the negative or other variations of these words, or other comparable words or phrases.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, goals or achievements or other future events.  These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  These risks and uncertainties include, but are not limited to:

•                  our limited operating history and the difficulty of assessing our future growth prospects;

•                  the failure of the hydrogen economy to grow at anticipated rates;

•                  the delay or failure of the mass commercialization of hydrogen fuel cell technologies or other hydrogen technologies;

•                  our failure to develop, execute and implement strategies and business plans that will create or meet market demand;

•                  our failure to develop products and services to meet our customers’ needs, attract new customers or enable us to expand into new market segments or new geographic markets;

•                  actions of our competitors;

•                  changes in technology;

•                  the failure of our significant investments in technology, capital expenditures and infrastructure to increase our revenues or decrease our costs;

•                  our failure to secure and maintain strategic relationships;

•                  our failure to fully derive anticipated benefits from our acquisitions;

•                  our failure to recruit and retain qualified management and key employees;

•                  our failure to raise additional capital as needed;

•                  changes in the general economy;

•                  changes in laws and regulations, including codes and standards;

•                  fluctuations in certain currencies;

•                  inadequate protection of our intellectual property rights; and

•                  impairment of our identifiable intangible assets and goodwill.

These factors and other risk factors described in this annual information form are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements.

We are under no duty to update any of our forward-looking statements after the date of this annual information form, other than as required by law.  You should not place undue reliance on forward-looking statements.  Readers are encouraged to read the section entitled “Risk Factors” in this annual information form for a discussion of the factors that could affect our future performance.

2.             CORPORATE STRUCTURE

The legal name of our company is Hydrogenics Corporation - Corporation Hydrogenique.  We were incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc.  By articles of amendment dated August 20, 1990, we changed our name to Societe Hydrogenique Incorporee - Hydrogenics Corporation Incorporated.  From 1990 to August 1995, Societe Hydrogenique Incorporee - Hydrogenics Corporation Incorporated did not actively carry on business.  In August 1995, we commenced our fuel cell technology development business.  By articles of amendment dated January 24, 2000, we changed our name to Hydrogenics Corporation - Corporation Hydrogenique.  Our registered and principal executive offices are located at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada and our telephone number is (905) 361-3660.

As of March 24, 2005, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of the subsidiaries listed below.  Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

Subsidiaries	Jurisdiction of Incorporation

Greenlight Power Technologies, Inc. (Greenlight)	Canada
EnKAT GmbH (EnKAT)	Germany
Hydrogenics Japan Inc.	Ontario, Canada
Hydrogenics USA, Inc.	Delaware, U.S.A.
Stuart Energy Systems Corporation (Stuart Energy)	Canada
Stuart Energy Europe N.V.	Belgium

3.             DESCRIPTION OF OUR BUSINESS

Overview

We are a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products.  Today, we have a diversified product portfolio of fuel cell power products, hydrogen generation systems and fuel cell test stations.  We are pursuing a balanced business plan with commercial revenue today from sales of:  (i) our hydrogen generation systems to the on-site industrial hydrogen market; (ii) our fuel cell test stations to developers of fuel cells, fuel cell subcomponents and materials; and (iii) our fuel cell power products and hydrogen refueling stations to the early-adopter demonstration markets and emerging commercial markets for hydrogen power and transportation applications.  We believe that our product portfolio approach will:

•                  provide margin-contributing revenue today;

•                  position us well for significant growth opportunities in a variety of hydrogen energy applications;

•                  help insulate us against exposure to any single technology, market or adoption rate;

•                  enhance our competitive position;

•                  support more consistent and predictable financial results over the long-term; and

•                  provide a level of mass and scale.

Following our acquisition of Stuart Energy in January 2005, we divided our business into two segments:  (i) fuel cell power products and on-site hydrogen generation systems, or Hydrogenics Power and Generation, and (ii) fuel cell test and diagnostic stations, or Hydrogenics Test.

The description of our business that follows reflects the acquisition of Stuart Energy and the company’s operations as of March 24, 2005.

Hydrogenics Power and Generation

We believe that our customers will increasingly prefer strategic suppliers that are positioned to offer them integrated or bundled hydrogen and fuel cell solutions to meet their needs and create value for them.  We have structured our Hydrogenics Power and Generation business to effectively respond to customer inquiries for fuel cell power products, hydrogen generation systems and turn-key, bundled solutions.

Our Hydrogenics Power and Generation business unit currently employs approximately 240 people, including approximately 180 people in our Mississauga, Ontario facility, and approximately 60 people in our Oevel, Belgium facility, where we manufacture and assemble our hydrogen generation systems based on alkaline water electrolysis.

Power

We are developing a comprehensive portfolio of proton exchange membrane, or PEM, fuel cell power products.  We have developed and are marketing scalable PEM fuel cell power modules that allow “plug and play” integration into our own fuel cell products or those of original equipment manufacturers (OEMs).  The low pressure configuration of our power module architecture results in fewer moving parts, greater system simplicity, higher efficiency, lower cost, enhanced reliability, quieter operation and increased versatility when compared to the high pressure systems offered by other fuel cell companies.  Our goal is to apply our power module architecture across a wide range of applications with early market appeal.  We also plan to achieve commercialization through strategic partners that have established market channels.

We are also developing PEM fuel cell system products for specific end-use markets.  To date, our fuel cell systems cover a range of portable, mobile and stationary power applications in the 5 kW to 65 kW range.  The diversity of our technology portfolio allows us to design and manufacture fuel cell systems with integrated hydrogen refueling capabilities.

We believe that we are well positioned to commercialize PEM fuel cell power products as a result of:  (i) the breadth of our product portfolio; (ii) the costs, performance and attributes of our products relative to competitive fuel cell products; (iii) our intellectual property portfolio; (iv) our early market position in select early-adopter projects; (v) our strategic partners; (vi) our skilled employee base; (vii) our global market reach; and (viii) our financial strength.

Our power products business also markets systems integration and engineering services.  System integration services entail working with our clients to integrate their proprietary components into a fully functional fuel cell system.  These services include engineering, design, prototyping, testing, contract manufacturing and project management.

Generation

With the acquisition of Stuart Energy, we are now a leading global provider of on-site, packaged hydrogen generation systems.  We believe that we are the only hydrogen products company in the world with leading proprietary technology in both alkaline water electrolysis and PEM water electrolysis, together with access to reforming technologies through our strategic alliances program.

Our product line of hydrogen generation systems includes integrated solutions for on-site hydrogen production, compression, storage, fuel dispensing and distributed power generation.  Our hydrogen generation product line is designed to meet a growing and diverse set of requirements for the industrial, power generation and transportation fueling markets.  We integrate our proprietary, industry-leading hydrogen generation systems with select components from our strategic partners to provide integrated hydrogen solutions.

We have a strong competitive position for on-site, electrolysis-based hydrogen generation systems in the industrial market.  In this market, we have 57 years of experience, strong brand recognition and a large global installation base.  We have hundreds of units operating in a variety of demanding operating conditions globally.  The industrial market for on-site hydrogen generation offers us a growing source of margin-generating revenue that provides a source of funding for our market development initiatives in the hydrogen power and transportation markets.  In addition, by packaging the same core hydrogen generation technology into our targeted industrial market and hydrogen refueling station market, we can minimize our technology and product development costs and achieve the benefits of increased scale.  We believe that our activities and market leadership position in our targeted industrial market also provides a strong competitive position for us in the hydrogen refueling station markets.

Hydrogenics Test

We are a leading global provider of PEM fuel cell test stations.   Our test and diagnostic equipment is used to develop and optimize the performance of PEM fuel cell technology by simulating, monitoring and controlling the effect of power load, temperature, pressure, humidity and potential contaminants on a fuel cell, and to measure the effect of changes in these variables on fuel cell performance.  Automotive companies, energy companies, fuel cell developers, component suppliers and others are currently spending significant capital on the development and improvement of their own fuel cell programs.  Test stands have become critical tools for fuel cell technology developers, facilitating the effective integration and operation of fuel cell stacks in a fully integrated power system.  Our test equipment and diagnostic products currently range from basic component and stack research products to full system and production grade test stations and diagnostic products.  We believe that our test stations and diagnostic products will become an important element for many PEM fuel cell development programs as broad commercial markets for fuel cells evolves.  We have significant experience gained in designing, manufacturing and selling over 450 fuel cell test stations to approximately 60 customers in North America, Asia and Europe.  Since our acquisition of Greenlight in January 2003, we have marketed our PEM fuel cell test stations under our “Greenlight” brand.

Revenue from our test equipment business has fluctuated historically and is expected to continue to fluctuate significantly from period to period.  In 2004, product technology related issues, soft market conditions for test equipment and weak execution of our integration program negatively impacted our test equipment revenue.  To improve the performance of our test equipment business, we implemented changes in management and staffing levels, product design and business processes in 2004.  Although a modest recovery in test equipment is anticipated in 2005, the expectations for growth over the next three years for the test equipment business have been substantially curtailed in our strategic plan.  This resulted in an impairment charge of $3.7 million in 2004 related to the intangible assets established at the time of the acquisition of Greenlight.  Our test business continues to be a global leader of PEM fuel cell test stands.  We are closely tracking industry trends and our performance to ensure that our strategy objectives for this business are met.

In addition to selling test equipment to third parties, we have over 30 test stations installed in our facilities that we use to provide testing services to customers.  These stations also support our own research and development program for our PEM fuel cell power products.

Our fuel cell test and diagnostic business unit is currently based in Burnaby, British Columbia, and employs approximately 75 full-time people in Canada, Germany and Japan.

History

Since our inception and through the end of 2000, our revenues were derived solely from the commercial sale of our PEM fuel cell automated test stations and related diagnostic equipment.

In November 2000, we completed our initial public offering of common shares that resulted in gross proceeds of $84,000,000 and the listing of our common shares on the Toronto Stock Exchange (“TSX”) and the Nasdaq National Market (“NASDAQ”).

Our expertise in the fuel cell testing business provided the platform for the development and growth of our fuel cell power products business.  This business included the development and sale of fuel cell stacks, scalable fuel cell power modules, stand-alone fuel cell systems and a variety of hydrogen generation devices.  In 2001, we began to generate revenues from the sale of fuel cell power products and system integration services.

In January 2003, we acquired Greenlight, our principal competitor in the fuel cell test equipment business, in a transaction valued at approximately $19 million, exclusive of expenses of approximately $1.1 million relating to the acquisition.  Under the terms of the acquisition, Greenlight shareholders received cash consideration of approximately $2.3 million and approximately 4.2 million of our common shares, representing approximately 8% of our then outstanding common shares.  As part of the integration, we combined the respective fuel cell test businesses of Hydrogenics and Greenlight and have operated this combined business under the Greenlight brand as the test equipment and services division of Hydrogenics.  The consolidation of our test businesses into an independent operating division, based in Burnaby, British Columbia, allowed us to be better able to focus on the expansion of our fuel cell power products business in our facility in Mississauga, Ontario.

For the past three years, the distribution of our revenues by segment was as follows:

	2004	2003	2002
	(in millions)
Test	$11.1	$20.7	$5.6
Power Products(1)	5.6	6.0	10.2

Total	16.7	26.7	15.8

Note:

(1)      Revenues from Power Products include engineering services primarily provided to General Motors.  Engineering services represented $1.8 million in revenue in 2004, $3.7 million in revenue in 2003, and $5.8 million in revenue in 2002.  Excluding revenues from these engineering services, our revenues from Power Products were $3.8 million in 2004, $2.3 million in 2003 and $4.4 million in 2002.

Recent Events

Acquisition and Integration of Stuart Energy Systems Corporation

On November 10, 2004, we announced that we had entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy at an exchange ratio of 0.74 Hydrogenics shares for each Stuart Energy share.  At the time of the announcement, the transaction was valued at approximately $129 million.  On January 6, 2005, we announced that we had successfully acquired approximately 86% of the issued and outstanding shares of Stuart Energy.  On January 20, 2005, we announced that, after extending our offer, we had acquired approximately 93% of the issued and outstanding Stuart Energy shares.  We then exercised our statutory rights under the Canada Business Corporations Act to compulsorily acquire the remaining Stuart Energy shares that had not been deposited to the offer.  Following this compulsory acquisition, we de-listed Stuart Energy common shares from the TSX, effective February 18, 2005.  As of March 24, 2005, Stuart Energy ceased to be a reporting issuer under applicable securities laws.  In connection with this acquisition, we issued approximately 27 million of our common shares, representing approximately 42% of our then outstanding common shares.  For accounting purposes, the acquisition of Stuart Energy has been reflected as a subsequent event in our December 31, 2004 financial statements.  The transaction will be accounted for as a purchase transaction in the first quarter of 2005, and we will consolidate the operations of Stuart Energy from January 6, 2005, the date of acquisition.

The acquisition of Stuart Energy represents a key milestone in the execution of our strategic plan.  We continue to reduce our exposure to any single product, single market or single adoption rate.  The combination has created a diversified product portfolio of fuel cell power products, hydrogen generation stations and fuel cell test stations.  We now have greater scale with greater revenue diversity which should lead to more predictable results for our shareholders notwithstanding the cycles of any one of our businesses.

The combined company has an expanded roster of blue-chip partners and customers, including Air Liquide, Air Products, BOC, Cheung Kong Infrastructure, ChevronTexaco, Ford, GM, John Deere, Linde, Shell Hydrogen and Toyota, as well as a global network of sales agents and global customer service capabilities.  We believe that our ability to market a broader, more diversified product portfolio through expanded global sales and distribution channels provides us with a competitive advantage against competitors that do not enjoy such scale.

Our combined and complementary product portfolio allows us to offer a turn-key hydrogen application and hydrogen fueling solution to target customers.  As an illustrative example, we can offer a bundled solutions for fuel cell powered forklifts and hydrogen refueling infrastructure.  Our combined technology portfolio includes expertise in PEM fuel cells, alkaline and PEM electrolysis, systems integration, codes and standards and fuel cell test stands, as well as access to hydrogen internal combustion engine technology.

A significant factor in acquiring Stuart Energy was the opportunity to reduce our risk profile and accelerate our pathway to commercial sustainability.  The acquisition and integration offers significant cost synergies through rationalization of staff, facilities, infrastructure and public company costs.  We expect annualized cost savings as a result of the combination to be approximately $8 million.  On January 21, 2005, we announced that we have implemented the initial phase of our integration and synergies plan, including an immediate reduction of 15% of our combined workforce and rationalization of our facilities.  The workforce reduction primarily affected employees from both Mississauga, Ontario operations.  We have also added financial strength with the acquisition of Stuart Energy.  As at January 31, 2005, we had approximately $114 million in cash and investments.

In addition, we have increased our market capitalization and our market float.  We expect this to lead to increased trading liquidity for our shareholders and provide our investors with a diversified exposure to the hydrogen economy.

Our business acquisition report dated March 21, 2005 provides further details about the Stuart Energy acquisition and is incorporated by reference into this annual information form.

Completion of $62 million equity offering

On February 3, 2004, we completed the issuance and sale of 11,000,000 common shares at $5.75 per share for net proceeds of $59.6 million.  Subsequent to this sale, the underwriters’ over-allotment option was partially exercised resulting in the sale and issuance of an additional 373,608 common shares on February 13, 2004 for net proceeds of $2.0 million.

This equity offering, coupled with our acquisition of Stuart Energy in January 2005, has significantly strengthened our balance sheet.  As at January 31, 2005, we had approximately $114 million in cash and investments, compared with approximately $47 million as at December 31, 2003.

Our Strategy

We have implemented the following strategies to further our goal of being a leader in the development and commercialization of fuel cell power products, hydrogen generation systems and fuel cell test equipment:

1.               Develop a portfolio of complementary technologies and provide customers with complete solutions.  We are developing a comprehensive portfolio of technologies to address the mobility, stationary and portable power markets, as well as the hydrogen generation infrastructure that is required to support these markets.  We believe the breadth of our portfolio of fuel cell and hydrogen generation technologies enables us to provide customers with complete energy solutions.  For example, we are positioned to sell a hydrogen refueling station together with one of our fuel cell power products.  By selling products and services that combine features and value streams that other fuel cell developers are not able to offer, we expect to realize improved pricing, revenues and gross margins.   We also expect this approach will allow us to strengthen our customer relationships and provide a key competitive advantage in the form of proprietary intellectual property.  We expect that our portfolio of fuel cell and hydrogen technologies will, in the long term, yield multiple value streams for our shareholders and, in the short term, serve to insulate us from single point market failures and reduce technology risks.  We also believe that our strategy of developing a comprehensive portfolio of technologies will position us favorably to participate in a larger number of government-sponsored initiatives that should stimulate early revenue opportunities.

2.               Initially target near-term markets.  We believe that the best way to ensure our participation in the mass commercial hydrogen and fuel cells markets of the future is to initially focus on selling hydrogen and fuel cell products to the markets that exist today.  We are pursuing a balanced business plan with commercial revenue today from sales of:  (i) our hydrogen generation systems to the on-site industrial hydrogen market; (ii) our fuel cell test stations to developers of fuel cells, fuel cell subcomponents and materials; and (iii) our fuel cell power products and hydrogen refueling stations to the early-adopter demonstration markets for power and transportation applications.  We believe our focus on near-term market opportunities that also align with market development for long-term market opportunities, coupled with a continued focus on cost management, will lead to increased sales revenue, improved gross sales margins and a decrease in our current cash utilization rate.  Premium power markets such as specialty off-road mobility, military, aerospace, research and mission critical back-up power yield premium prices for effective solutions, a key factor in meeting our overriding goal of commercial sustainability.  We believe that the premium pricing and lower production costs associated with selling into these markets will provide us with positive margins and additional technical expertise with a minimal level of capital investment.

3.               Deploy capital efficiently through horizontal business model.  We save money by leveraging the research and development efforts of our component suppliers and the supply, distribution and marketing initiatives of our OEM partners and customers.  We concentrate our research and development initiatives on our core competencies and encourage our suppliers and channel distribution partners to develop and invest in aspects of the supply and distribution chain that are in their areas of expertise.  For example, in the production of our power modules we rely on numerous suppliers to develop component parts such as MEAs, bi-polar plates, wiring harnesses, blowers and power conditioning components.  This allows us to avoid costs associated with internally developing and/or investing in the manufacturing capital equipment for these components.  We also focus on establishing and strengthening key relationships with OEMs, like

GM and John Deere, that have mature sales and distribution networks.  Our goal is to utilize these existing sales and distribution networks and minimize the costs associated with investing in our own marketing, sales and distribution networks.  This strategy allows us to efficiently deploy our capital.

4.               Focus on product commercialization.  We will continue to develop, acquire or partner to access technology and product solutions that satisfy market requirements and advance our strategy for global growth.  We will continue to implement and improve our structured process for product development, which includes an ongoing cost-benefit analysis and milestone assessment to ensure market alignment.  We will also use our continuous quality improvement program to improve product reliability and functionality, reduce product footprint and the cost of designing, manufacturing and marketing our products.  In addition to cost savings expected through increased sales volume, we will seek to reduce costs through the simplification of our product designs, product standardization, identification and use of lower-cost materials and components and the development of long-term relationships with third-party component suppliers.

5.               Continue to develop and maintain key strategic relationships.  We will continue to pursue strategic alliances, as well as acquisition or investment opportunities, that improve our competitive position by expanding our product and service offerings and our distribution capabilities, extending our market reach and strengthening our balance sheet.  We view these partners as critical to our long-term success.

6.               Conserve cash through fiscal discipline.  We believe it is important at this early stage of our industry to match our investment in the number of employees and research and development to the adoption rate and developmental pace of hydrogen and fuel cell technologies.  We believe that this deliberate pacing will reduce the risk of over-investment in production capacity prior to the emergence of a robust commercial market.  The alignment of our resources with current market and development opportunities remains a fundamental discipline that we believe is critical to growing at a sustainable pace.  Our product development efforts remain focused on near-term commercial applications and are funded, in order, by: (i) positive gross profits (revenues minus the cost of revenues); (ii) government grants; (iii) joint development agreements; and, only to the extent necessary, by (iv) existing cash reserves.

7.               Extend global reach and make strategic acquisitions.  We will continue to direct sales, business development and service capabilities in global markets where there are current and future needs for hydrogen and fuel cell related technologies.  By doing so, we hope to develop customers and suppliers in the key markets of North America, Europe, Japan, China and India.  We also expect to continue to complement our organic growth through strategic acquisitions of businesses and technology.  For example, in 2002, our acquisition of EnKAT in Germany established our foothold in the European test station market.  In 2003, our acquisition of Greenlight solidified our position as a leading global developer and manufacturer of fuel cell test stations and diagnostic equipment.  In 2005, the acquisition of Stuart Energy, a leading company in hydrogen production from water electrolysis, accelerated our hydrogen generation business.  With our acquisition of Stuart Energy, we now have a significant European presence and global sales, agency and distribution channels.  We have also acquired proprietary technology, including our license to certain General Motors stack technology and certain patents used in connection with our vehicle-to-grid, or V2G, initiatives.  We will continue to expand our global operations and consider strategic acquisitions as opportunities arise.

Our Products and Services

Fuel Cell Power Products and Services

We design and manufacture fuel cells, fuel cell power modules, fuel cell electric hybrid power solutions, and integrated fuel cell systems.  We also provide system integration services.  Our fuel cell power products business is based in our Mississauga, Ontario facility.

Fuel Cell Stacks.  Our fuel cell stack technology is suited to a wide range of power applications ranging from sub-kilowatt remote power to multi-kilowatt mobile, stationary and portable applications.  The power densities of our current series offer high performance in a power range of 500 W to 40 kW.  In addition to our own fuel cell stack program, we also have access to certain of General Motors’ fuel cell technology for use in certain applications.  We believe our access to two proven fuel cell stack technologies provides us with significant product and market flexibility.  Our fuel cell stack products are typically used in our own fuel cell system products and product development.  We also consider strategic sales of our stack products to third parties.

Fuel Cell Power Modules.  In the development of our proprietary power modules, we have integrated our fuel cell stacks with “balance of plant” subsystems and components to manage all the operational system requirements, such as humidification controls, heat management and gas flows.  Each power module runs on pure hydrogen and produces DC power.  The versatility of these compact, fully-integrated electrochemical generators makes them suitable for deployment in a wide range of applications spanning the stationary, mobile and portable power markets.  As our core power product offering, these power modules, product branded as HyPM™, can be configured to meet a range of form factors and duty cycles.  We also offer engineering services to modulate the HyPM™ design, often in a hybrid configuration with ultracapacitors or batteries, to a customer’s particular application.  We market these ‘plug and play’ power modules to meet the range of requirements of OEMs and systems integrators in the early adopter markets, such as off-road utility vehicles, forklift trucks, greensmowers and backup power systems for servers and cell tower sites.  Our current offering of standard products includes our 7 kW, 10 kW and 65 kW low pressure fuel cell power modules.  We have sold these units as stand-alone units and also as packaged configurations where we have integrated two power modules together to double the power output.  Our HyPM™ power modules have been designed to accommodate either a Hydrogenics or a General Motors fuel cell stack.  We have provided and will continue to offer custom power modules for customers with specific power requirements, such as the 20 kW power module we developed to meet a specific customer demand.  In addition, as an optional component of our HySTAT™ Energy Station, we currently offer hydrogen internal combustion engine modules capable of generating power in increments of 125 kW.

Fuel Cell Electric Hybrid Power Solutions.  We have developed significant intellectual property in fuel cell electric hybrid systems, which integrate a HyPM™ fuel cell power module with electrical storage devices such as ultracapacitors or advanced technology batteries into a high performance power generating package.  These hybrid solutions are particularly relevant in applications with duty cycles that exhibit pronounced load peaks.  The benefits of a hybrid combination include improved power response, increased fuel efficiency, increased durability and lower capital costs, and is applicable to stationary, mobile and portable power applications.  We have developed extensive modeling capabilities that enable us to take a customer’s specific application requirements, model a tailored power solution, and deliver a fully integrated fuel cell electric hybrid power solution to our customers.  These capabilities enable us to work closely with our OEM customers in value-added activities, while providing feedback for our fuel cell product development program.

Integrated Fuel Cell Systems.  We have developed portable and stationary fuel cell power generation systems, on a per order basis, as a complete power generation solution for the end user.  To date, we have designed integrated fuel cell systems for use in a range of applications including portable and auxiliary power units for military applications ranging from 500 W to 5 kW, a 25 kW cell tower backup power generator, and a 50 kW reformer-based energy station.

System Integration and Engineering Services.  We have gained substantial expertise in fuel cell operating systems through our work on the design and assembly of fuel cell test stations.  This expertise is in demand by fuel cell developers that require a third party to integrate their technology into an operational system and ultimately a power product.  To this end, we provide system integration services to select customers.  These services include engineering, design, prototyping, testing, contract manufacturing and project management.  The ownership of intellectual property that arises from these relationships is determined on a case-by-case basis.

	HyPM™	HyPM™-XR	HyPM™-ice
Power Specification	5 kW - 65 kW	5 kW - 14 kW	125 kW

Uses	‘plug and play’ fuel cell power module suitable for	rack-mountable HyPM™ configuration designed for	backup and stationary power

	integration into multiple stationary and mobility applications	data centres and other critical backup power installations that require reliable extended run capabilities

Features	Compact low pressure design offers high reliability and high efficiency. Runs on pure hydrogen and delivers DC power	Rack-mountable design allows up to 46 kW of back-up power in one standard server cabinet. Can be combined with ancillary electrolyser to produce hydrogen fuel on site, on demand.	Capable of producing continuous clean power with sufficient supply of hydrogen

Hydrogen Generation Systems

With our Stuart Energy acquisition, we now have a portfolio of hydrogen generation systems, including systems based on alkaline water electrolysis, PEM water electrolysis and hydrocarbon reformer technologies.  Our line of alkaline electrolysers, formerly marketed by Stuart Energy as Stuart Energy Stations (SES), is the most commercially developed of our hydrogen generation product line.  Stuart Energy has over 55 years of experience in industrial processing markets and almost 10 years in hydrogen refueling markets.  Our modular alkaline hydrogen generation systems, now marketed as HySTAT™-A systems, can be configured and integrated with a selection of ancillary modules to offer a stand-alone hydrogen generation plant, a refueling station or a power-producing energy station.  The range of hydrogen production capacities that the core HySTAT™-A Generator can deliver make it suitable for a wide range of industrial and refueling applications.  Likewise, our demonstration level PEM electrolyser systems, HySTAT™-P, can be similarly configured and integrated to serve a range of applications.  While we have developed our own proprietary line of PEM electrolysers and acquired the Stuart Energy line of alkaline electrolysers, we have chosen to purchase hydrocarbon reformers from third parties for integration into certain of our hydrogen generation products.  Hydrogenics’ original HySTAT™ energy station incorporated a reformer, or fuel processor, that is capable of supplying hydrogen fuel to an integrated fuel cell system to deliver up to 50 kW of power in a peak-shaving mode.  Under a joint development agreement with Johnson Matthey, we have also developed a fully integrated fuel processor system that incorporates Johnson Matthey’s proprietary fuel processing technology and our integrated system controls and balance of plant subsystems.  We have also designed and manufactured an integrated natural gas reformer for ChevronTexaco.

	HySTAT™ Generator	HySTAT™ Refueling Station	HySTAT™ Energy Station

H2 Generation Capacity	1-300 Nm3/hr	1-300 Nm3/hr	1-300 Nm3/hr 5–250 kW

Uses	Suitable for producing continuous or batch supplies of hydrogen typically for industrial processing applications	Refueling of hydrogen-powered vehicles	Stationary hydrogen-fueled power generation, with optional refueling equipment

Features

Fully operational hydrogen delivery system designed around a selection of hydrogen generation technologies including electrolysis (alkaline and PEM) and reformer-based. Offers packaging choices and other system options.

		System comprised of HySTAT™ hydrogen generator with ancillary compression module, storage module and dispenser as requested	Same as HySTAT™ refueler with the addition of a power module to produce clean continuous, or backup, power. Dispenser for hydrogen refueling is optional

Fuel Cell Test and Diagnostic Equipment and Testing Services

We design and manufacture an extensive portfolio of fuel cell test and diagnostic equipment, and offer testing services to customers requiring third party testing programs.  Our test equipment business unit is operated by our wholly-owned subsidiary, Greenlight, from its facility in Burnaby, British Columbia.

Fuel Cell Test Equipment.  In order to perform testing and diagnostic functions, our test stations provide the necessary balance of plant components and subsystems to simulate, monitor and control key parameters of a fuel cell such as power load, temperature, pressure, humidity and potential contaminants.  Our test stations measure the effect of these variables on fuel cell performance and provide real-time data to our customers’ development programs.

Our current product line includes test stations for fuel cell stacks, components, fuel reformers, electrolysers and fuel cell systems.  Our commercially available test stations are used in testing stationary, portable and mobile fuel cell applications in the PEM, molten carbonate and solid oxide chemistries.  The test stations are built with proprietary software and advanced safety features, which permit unattended, automated operation.  The software controls, alters and monitors:

•                  gas flow rates — higher gas flow rates result in higher power output;

•                  pressure — increasing pressure achieves higher power output;

•                  individual cells — the testing and monitoring of individual cells within a stack to validate each cell and quickly locate problems in stack performance;

•                  temperature — a temperature that is too high threatens to evaporate water in the fuel cell, creating “dry” or sub-optimal operating conditions;

•                  humidity — fuel cells operate best when they are humidified or moist; however, over- or under-humidification can impair performance; humidification testing helps to identify the optimal operating humidity and therefore optimizes fuel cell performance; and

•                  load profile – fuel cell load profile is controlled with user commands, either manually or through scripted programs that control the software for unattended dynamic operation.

We market our automated test stations under the trade name FCATS™.  Our FCATS™ product line covers fuel cell stack testing from 50 kW to 160 kW, which we believe covers the power range for most PEM fuel cell stacks currently in development.  We also manufacture a smaller, more economical FCATS™ G-50 model, which is an industrial-grade test station with a variety of features for testing single fuel cells or small stacks.  In addition, we provide custom design and manufacturing of test stations to meet specific customer needs.  FCATS™ test stations are designed to keep pace with current manufacturing requirements as fuel cell commercialization progresses from the research and development stage to prototype production and, potentially, to mass production.

Diagnostic Equipment.  Our diagnostic modules measure the electrical performance of fuel cells and fuel cell stacks using automated, real-time, non-invasive techniques.  They are divided into two functional categories:  measurement and monitoring of a fuel cell’s internal resistance (electrical efficiency) and measurement and monitoring of a fuel cell’s DC voltage.  Our first diagnostics product was marketed under the trade name IMPACT™.  This module can be sold as a stand-alone unit or integrated as an option in our test stations.  The IMPACT™ module utilizes an AC impedance measurement technique to determine the electrical efficiency of a fuel cell stack, which allows developers to characterize the internal components of fuel cells and to optimize a fuel cell stack for rigorous practical applications.  We also offer a diagnostics module marketed under the name FCVM™.  This module measures DC voltages in real time to identify the performance of individual fuel cells within a fuel cell stack.  The FCVM™ module can also be integrated as an option in our test stations as well as our fuel cell power modules.  Further diagnostic devices are in product development stages.

Testing Services.  We offer a full range of testing services as a cost-effective solution for customers who wish to initiate a test program through an outside supplier.  Through our testing services, we are able to offer our customers rapid implementation, improved productivity, reduced financial risk and independent test validation.

Our Strategic Relationships

We have formed strategic relationships with industry leaders in specific markets.  We look to these relationships as a source of complementary technologies, market development and distribution of our products.  As part of our strategy, we are continually evaluating markets for hydrogen and fuel cell products and identifying potential strategic partners whose brands, distribution channels, technical expertise and market knowledge can be accessed to facilitate the successful commercialization of our products.

General Motors

In October 2001, we formed a strategic alliance with General Motors to accelerate the development of fuel cell technology into global commercial markets.  This alliance includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding and marketing strategies. In connection with our strategic alliance, we issued to General Motors approximately 11.4 million of our common shares, or approximately 21% of our outstanding shares at October 2001 and approximately 12.4% of our outstanding shares at March 24, 2005, and warrants to purchase approximately 2.5 million additional shares.  Each warrant is exercisable at an exercise price of $4.00 per share upon release from escrow.  The warrants expire on October 16, 2006.  Our partnership with General Motors positions us in what we anticipate will eventually become the largest market for fuel cell applications.

In February 2005, we demonstrated a fuel cell-powered forklift and on-site hydrogen refueling station at the Oshawa, Ontario car plant of General Motors of Canada (GM Canada).  We expect to complete this initial trial in the first half of 2005.  This demonstration is part of a larger project to develop, demonstrate and advance fuel cell-powered forklifts toward commercialization.  The project consortium is led by us and involves John Deere, FedEx Canada, GM Canada and NACCO Materials Handling Group.  The project is being financially supported by a CDN$1.56 million contribution from Sustainable Development Technology Canada, a CDN$0.39 million contribution from the Canadian Transportation Fuel Cell Alliance and a CDN$1.69 million commitment from the consortium.

Deere & Company

In August 2002, we launched a new development effort with Deere & Company that culminated in the delivery of an innovative power module used to power a John Deere commercial work vehicle.  In June 2004, we announced a five-year Collaboration Agreement with Deere & Company.  We are currently working on additional projects with Deere to extend our power modules to additional John Deere applications.

ChevronTexaco

In May 2004, we announced that we had signed a master services agreement with ChevronTexaco Technology Ventures LLC.  In 2004, we secured two work orders under the master services agreement.  In May 2004, we announced that we had received the first work order for the provision of engineering and product-related services to integrate a fully packaged hydrogen generator based on ChevronTexaco Technology Ventures’ proprietary reformer technology.  In December 2004, we announced that we had received the second work order for the provision of engineering and product-related services to integrate a fully packaged hydrogen generator based on proprietary natural gas reforming technology being developed by ChevronTexaco.  Plans for the facility include having the capacity to generate 150 kg/day of hydrogen to serve the fueling needs of a fleet of fuel cell demonstration buses at

AC Transit in Oakland, California.  The station is under construction and scheduled for completion in the fall of 2005.

In July 2004, Stuart Energy announced that it had received a purchase order from ChevronTexaco Technology Ventures LLC to design, build and integrate hydrogen fueling station modules that interface with the fully packaged hydrogen generator assembled by Hydrogenics and incorporating ChevronTexaco Technology Ventures’ proprietary hydrogen reformer technology.

In connection with our acquisition of Stuart Energy, we now have the following additional alliances:

Cheung Kong Infrastructure Holdings Limited

We are collaborating with Cheung Kong Infrastructure Holdings Limited (CKI) to demonstrate a HySTAT™ with fuel dispensing and backup power capabilities, together with a hydrogen-powered bus that CKI plans to demonstrate, in Hong Kong later this year.  An important part of the process to commercialize our HySTAT™ and hydrogen power products in the Hong Kong and Asia Pacific markets relates to codes and standards acceptance.  We have been collaborating with CKI on educating the applicable local regulators on the safety of our hydrogen products.

CKI is a large, publicly listed company based in Hong Kong with holdings in utility and infrastructure-related investments in Hong Kong, China, Australia and the Philippines.  To our knowledge, CKI indirectly holds approximately 2% of our issued and outstanding common shares.

Ford

In March 2002, Stuart Energy entered into a cooperative efforts arrangement with Ford Power Products, which was, at the time, a subsidiary of Ford Motor Company.  This arrangement supports the development of the hydrogen internal combustion engines, or H2ICEs, used in the regenerative power module in the hydrogen energy station products.  Since March 2002, Ford and Stuart Energy have informally cooperated on various initiatives and projects involving Ford’s hydrogen internal combustion engines (H2ICEs) and Stuart Energy’s hydrogen refueling infrastructure.

Leading Global Industrial Gas Companies

Stuart Energy has preferred supplier agreements with Air Liquide S.A., Air Products and Chemicals, Inc., BOC Gases and Linde A.G., four of the leading global industrial gas companies.  Typically, these agreements provide that Stuart Energy will be the preferred supplier of on-site, electrolysis-based hydrogen generators for industrial applications to the applicable industrial gas company.  We believe that these relationships represent valuable sales channels, while providing credible validation of our technology.  These relationships allow us to leverage our industrial gas partner’s existing customer relationship and service capabilities while providing them with access to our on-site hydrogen generation product portfolio.

Shell Hydrogen

In June 2003, Stuart Energy entered into a development, marketing and sales agency agreement with Shell Hydrogen, a global business of the Royal Dutch/Shell Group of Companies.  This agreement provides Shell Hydrogen access to Stuart Energy’s HomeFueler®, which is currently under development.  The HomeFueler® is expected to be an advanced, small-scale electrolyser developed specifically for home hydrogen production.  The HomeFueler® is expected to enable an individual to refuel a car overnight.  Under this agreement, Shell Hydrogen obtains certain rights to act as an agent for the HomeFueler®.  Shell Hydrogen also commits to conduct certain market analysis of the potential of home hydrogen refueling.  Stuart Energy delivered a first prototype of the HomeFueler® for field testing in 2004.

Statkraft and EHN

In October 2003, Stuart Energy entered into a joint cooperation agreement with Statkraft SF and Corporación Energía Hidroeléctrica de Navarra S.A. (EHN) to assess, demonstrate and develop advanced renewable energy based hydrogen production and distribution solutions.  Both Statkraft and EHN have purchased initial equipment for evaluation and demonstration of vehicle and power applications.

Sales and Marketing

With the acquisition of Stuart Energy, we now have greater global scale.  We have a direct sales force of approximately 20 full-time sales professionals in Canada, United States, Belgium, Germany, Japan, India, China and Russia, along with a global network of sales agents and distribution channels.  We believe that our ability to market and sell a broader, more diversified product portfolio through expanded global sales and distribution channels provides us with a competitive advantage against competitors that do not enjoy such scale.  Our sales force is primarily organized by product line for our fuel cell power products and by region for our hydrogen generation systems and our fuel cell test stations.

Customers

Each customer listed below has accounted for at least $100,000 in revenues since 2000:

3M Company

Adam Opel AG

AeroVironment Inc.

Asia Pacific Fuel Cell Technologies, Ltd.

Ballard Power Systems Inc.

ChevronTexaco Corporation

Dalian Institute of Applied Technology

Deere & Company

Delphi Automotive Systems Inc.

Department of National Defence (Canada)

DuPont Canada Inc.

E. I. du Pont de Nemours and Company

Engelhard Corporation

European Community

European Fuel Cell Group Ltd.

Gas Technologies Institute

General Hydrogen Corporation

General Motors Corporation

Government of Canada

High Technology Development Corporation

Hyundai Motor Company

IMRA America, Inc.

Industrial Technology Research Institute (Taiwan)

UTC Fuel Cells

Johnson Matthey plc

Morganite Special Carbons Ltd.

Plug Power Inc.

PSA Peugeot Citroën

QuestAir Technologies, Inc.

Radian Inc.

Sartorius AG

United Technologies Corporation

U.S. Army Tank-automotive and Armaments Command

Toyota Tsusho Corporation

Volvo Group

Zentrum für Sonnenenergie-und Wasserstoff-Forschung

As a result of the Stuart Energy acquisition, we now have customer relationships with the following additional companies:

Air Liquide S.A.

Air Products and Chemicals, Inc.

BOC Gases

Cheung Kong Infrastructure Holdings Limited

Corporación Energia Hidroeléctrica de Navarra S.A. (EHN)

Ford Motor Company

Linde A.G.

Praxair Inc.

Shell Hydrogen

Statkraft SF

Toyota Motor Sales U.S.A.

Government Sponsored Demonstration Initiatives

We are focused on opportunities and projects that generate a return on investment.  When making project decisions, an important consideration is our ability to realize gross margins as opposed to projects created for the purpose of technology demonstrations or for “proof-of-concept”.  Accordingly, we will carefully screen cost-share projects, looking at whether such projects are already part of our product development and demonstration plan and whether there are significant strategic implications.

We believe that certain demonstration projects that are sponsored by government and industry participants are important because they typically:  (i) provide opportunities to showcase the capabilities of our fuel cell power products and hydrogen refueling stations; (ii) provide important technical and/or market feedback; (iii) educate future stakeholders; and (iv) result in the identification of potential customers and/or strategic partners.  Currently, we are participating in or plan to participate in a number of government-sponsored demonstration projects.  As we are typically required to contribute to the cost of these demonstration projects, we are highly selective about the demonstration projects that we accept.

Research and Development

Subsequent to the acquisition of Stuart Energy, we have focused and rationalized our consolidated research and development program.  Our research and development activities are currently conducted at our facility in Mississauga, Ontario by a research and development staff consisting of approximately 30 full-time employees.

Our current research and development plan includes a roadmap for the development of our next generation of technology and products, as well as continuous cost and performance improvements of our existing products.  Our near-term research and development program is focused on two streams – to develop and demonstrate next generation technology for fuel cell power modules and for hydrogen generation equipment.  Our key initiatives for both streams of research and development include cost reduction, increased durability, reduced footprint and improved operating performance, as well as improved scalability of our product offering.

A portion of our consolidated research and product development program has historically been funded by various Canadian and United States government agencies, including Technology Partnerships Canada, Natural Resources Canada, Canadian Department of National Defense and the United States Department of Energy.  We currently have contribution agreements from Natural Resources Canada and Industry Canada, including Technology Partnerships Canada.  We will continue to explore opportunities to sign additional research and product development agreements that align with our research and development and product commercialization programs.

Fuel Cell Power Products

The objective of our fuel cell research and development program is to develop integrated fuel cell systems rather than the individual components and materials, which we actively encourage and assist our suppliers to develop.  For example, in the production of our power modules, we rely on numerous suppliers to develop component parts such as MEAs, bi-polar plates, wiring harnesses, blowers and power conditioning components, thereby avoiding the costs associated with internally developing these components.  We believe this strategy allows us to efficiently deploy our capital by leveraging the research and development efforts of our component suppliers.

As a result of this strategy, one of our key research and development initiatives for our fuel cell products is the development of a line of fuel cell power modules across a power range of 5 kW to 65 kW which we believe will provide a modular and scalable building block for future power products, as well as for OEM customers.  Since 2001, our power module development team has developed four distinct generations of fully integrated “plug and play” HyPM™ power modules, ranging in size from 5 kW to 65 kW.

HyPM™ power modules have been designed to be adaptable to a wide variety of commercial applications without major modifications.  The primary focus of our research and development efforts on power modules is on cost reduction, system simplification, durability, controls and manufacturability.

The development of fuel cell diagnostics tools is also a key focus of our research and development program.  These diagnostics tools have direct applications to both our fuel cell test system business, as available options for our test station customers, and to our power product development program as imbedded “windows” into the performance of fuel cells that are integrated into a functional system.

Our core stack technology continues to be research and development intensive with emphasis on the testing of new materials, design concepts, manufacturing techniques and on cost reduction.

Hydrogen Generation Products

The primary focus of our near-term research and product development program for hydrogen generation products is to develop and demonstrate next generation technology with improved product costs, reduced footprint, enhanced performance, and expanded scalability.  We have strong proprietary intellectual property for both the core electrolyser stack technology as well as the balance of plant integration and design.  We work with leading suppliers to source many of the balance of plant components found in our hydrogen generation system product portfolio.

We have research and development initiatives related to the reduction of our alkaline electrolyser cell stack costs, improved efficiency in our alkaline electrolyser through improved electrode performance, and the improved scalability of our alkaline electrolyser product offering.  Our research and development initiatives for hydrogen generation products also include improved stack performance and durability for our PEM electrolysers.

We continue to develop and offer turn-key hydrogen generation products which integrate hydrocarbon reformer technologies from suppliers of reformers that we qualify, select and collaborate with.  We engineer the integrated solution around the reformer module supplied by our partners.

Intellectual Property

We believe that aggressively protecting our intellectual property is an important component of our becoming a leader in the commercialization of fuel cell and hydrogen related products and technologies.  We rely on a combination of patent, copyright, trademark, trade secret and contract laws, as well as international treaties, to protect our proprietary rights to our intellectual property which includes technical know-how, designs, special materials, manufacturing techniques, test equipment and procedures for fuel cells, fuel cell components and fuel cell systems.  Most of our products have been delivered to customers pursuant to confidentiality agreements, which restrict the recipient from reverse engineering such products.  We also seek to protect our proprietary intellectual property in part through confidentiality agreements with our strategic partners and employees.

We typically retain sole ownership of the intellectual property we develop on our own.  However, our strategic alliance with General Motors and contractual relationships with some other companies provide for shared intellectual property rights in certain situations.  As part of the agreement with General Motors, we have a non-exclusive, royalty-free license to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and markets.  We have these rights in perpetuity, including subsequent improvements to the licensed technology.  Our agreement with Dow Corning to jointly commercialize our “Seal-in-Place” technology provides for certain shared intellectual property rights.  Under the agreement, we and Dow Corning jointly own a U.S. patent application, together with all inventions falling within the description of such patent application specific to Seal-in-Place sealing and sealing materials, for fuel cell and electrolyser assemblies conceived or made under the agreement.  In addition, our joint development agreement with Johnson Matthey provides for certain shared intellectual property rights.  Under the agreement, we and Johnson Matthey have granted each other a non-exclusive, irrevocable, global, royalty-free license to the patents and technology owned by the inventing party and also the right to sublicense such patents and technology in order to further the parties’ work on the balance of plant system for Johnson Matthey’s fuel processor reactors.  Additionally, all inventions conceived in the course of work performed under the agreement and made jointly by both parties will be owned jointly by both parties.  When the agreement is terminated, the licenses continue to the extent needed to allow the parties to use the jointly owned patents and technology invented under the agreement.

Following our acquisition of Stuart Energy, as of March 24, 2005, we have a portfolio of 87 granted patents and over 550 patent applications pending worldwide representing over 160 separate inventions.

Manufacturing

We are pursuing a manufacturing strategy based on the principle of flexibility with our product delivery process, supply chains and customer support functions.  This flexibility should allow us to quickly and cost-effectively react to rapidly changing customer demands, uncertain supply chain requirements and dynamic markets.

We believe the greatest value in the supply chain for our target markets can be captured by acting as a systems integrator.  As a result, our supply chain and manufacturing strategy is to:

•                  target the value chain systems integrator position and perform final integration and testing,

•                  strategically outsource a significant portion of manufacturing requirements,

•                  retain and control key technology components (i.e., cell stacks),

•                  develop excellence in extended enterprise management capabilities (i.e., strategic suppliers, partners and customers),

•                  use flexible assembly systems,

•                  continue to implement quality and reliability best practices, and

•                  continue to develop core competencies in hydrogen safety, codes and standards and approvals.

As product volumes increase, we will migrate from an engineer-to-order unique configuration operation into an assemble-to-order standardized configuration operation.  We believe that an assemble-to-order approach will minimize infrastructure requirements and provide for increased manufacturing flexibility, while maintaining the ability to satisfy our customer’s specific needs.

We believe that two key factors to our success are:  (i) the ability to meet our long and short term manufacturing requirements; and (ii) quality and reliability of the components used in our products.  Accordingly, we are continually improving the procurement process by exploring new sourcing opportunities, targeting an optimal number of suppliers, optimizing prices for high volume components, and, where appropriate, extending joint purchasing by our global plants to all component classes.  In addition, we continue to implement a diligent research, qualification and selection process to identify potential third party suppliers of key components of our products.  By proactively managing our suppliers, we try to minimize the risk of inventory shortages, quality issues and costs.  As our volume increases, we will be better positioned to negotiate with our suppliers.

In connection with our acquisition and integration of Stuart Energy, we are planning to extend the implementation of Stuart Energy’s enterprise resource planning system to our other operations in 2005.

We assemble and test our fuel cell power products at our headquarters in Mississauga, Ontario.  Most of our fuel cell power products are currently in a pre-commercialization phase and are, therefore, manufactured in very limited quantities.  On occasion, we outsource certain requirements to local manufacturers who produce prototype components to our specifications.  We also outsource the production of components such as steel frames and enclosures used in the production of certain of our power products to third party manufacturers.  We believe that this practice allows us to manage our capital costs and to focus on our core business.  We currently assemble and test our hydrogen generation products based on PEM water electrolysis and reformers at our headquarters in Mississauga, Ontario.  We currently assemble and test our hydrogen generation products based on alkaline water electrolysis at our facility in Oevel, Belgium.  We currently assemble and test our fuel cell test stations in our facility in Burnaby, British Columbia.

We are dependent upon third party suppliers for certain key materials and components for our products.  We believe that we have sufficient sources and supply of our key materials and key components, and to date, the pricing of our key materials and components has been stable.

Facilities

Our executive offices are located in Mississauga, Ontario, Canada.  Our principal activities at this facility include the manufacture and assembly of our fuel cell power products, the manufacture and assembly of our hydrogen generation products based on PEM water electrolysis or reforming technologies, the research and development of our fuel cell power products and hydrogen generation products, and fuel cell testing services.

In connection with our EnKAT acquisition in 2002, we acquired the lease on EnKAT’s 6,000 square foot sales and assembly facility in Gelsenkirchen, Germany.  We currently use this facility for sales and customer support for our fuel cell test equipment business and our fuel cell power products business, along with certain limited assembly work for our fuel cell test equipment business.

In connection with our Greenlight acquisition in 2003, we acquired the lease on Greenlight’s 54,000 square foot executive office, test engineering and manufacturing facility in Burnaby, British Columbia.  We currently use this facility to develop, engineer and manufacture our test and diagnostic products.

In connection with our Stuart Energy acquisition in 2005, we acquired lease obligations relating to four facilities leased by Stuart Energy, including:  (i) a 135,000 square foot executive office and manufacturing facility in Mississauga, Ontario, with an annual lease cost of approximately $737,000 expiring in July 2006; (ii) a 21,445 square foot executive office and manufacturing facility in Oevel-Westerlo, Belgium, with an annual lease cost of approximately $260,000 expiring in August 30, 2008; (iii) a vacant 53,240 square foot facility in Shawinigan, Quebec, with an annual lease cost of approximately $323,000 expiring in May 2011; and (iv) a vacant facility in Grimma, Germany, with an annual lease cost of approximately $54,000 expiring in June 30, 2012.  In connection with its acquisition of Vandenborre Technologies NV in February 2003, Stuart Energy determined to rationalize its consolidated facilities in 2003.  As a result, Stuart Energy has previously taken a financial charge relating to the Shawinigan, Quebec and Grimma, Germany facilities.  We are continuing to seek sub-tenants for these rationalized facilities.

As part of our Stuart Energy integration and synergies plan, we developed a plan to rationalize our combined facilities.  In February 2005, we transferred all of Stuart Energy’s remaining Mississauga-based employees to the Hydrogenics’ Mississauga facility.  We are currently in the process of attempting to sub-lease the Stuart Energy Mississauga facility and selling certain assets that were used in that facility.

In July 2000, we opened a sales office in Japan.  This office coordinates our sales, service and marketing efforts in the Asia-Pacific region.

We currently lease manufacturing, research and development and general office facilities in the active locations set forth below:

Location	Principal Use	Square Footage	Lease Expiry Date

Mississauga, Ontario	Corporate offices, manufacturing, research and development and testing services	96,000	August 31, 2010

Burnaby, British Columbia	Corporate offices, test station engineering and manufacturing	54,000	December 31, 2009

Oevel-Westerlo, Belgium	Corporate offices, manufacturing and assembling	21,445	August 30, 2008

Gelsenkirchen, Germany	Sales and marketing, assembly	6,000	November 30, 2005

Tokyo, Japan	Sales and marketing offices	1,000	May 27, 2005

We believe that our facilities are presently adequate for our operations and we will be able to maintain suitable space needed on commercially reasonable terms.

Human Resources

Following our acquisition of Stuart Energy and the subsequent rationalization of our workforce, as of March 24, 2005, we have approximately 290 full-time employees.  Approximately 156 of our employees are professional staff, including engineers, scientists, and other professionals, including 15 Ph.D.s.  We believe that our ability to attract and retain qualified personnel is critical to our success and the achievement of our business plan.  We attempt to align the interests of our employees with those of shareholders through the use of incentive stock options, including performance-based stock options, and a performance-based compensation structure.  None of our employees are represented by a collective bargaining agreement.  We believe that our relations with our employees are good.

Legal Proceedings

We are not currently party to any material legal proceedings.

Competition

We are currently a global leader in each of our target markets – the early-adopter markets for PEM fuel cell power products, the industrial market for on-site hydrogen generation systems based on water electrolysis, the early-adopter markets for hydrogen refueling infrastructure, and the market for PEM fuel cell test and diagnostic stations.  We compete directly and indirectly with a number of companies in each of our target markets.  Each of these target markets is increasingly competitive, and these competitive pressures may impact our market share, revenue and margin performance.

Fuel Cell Power Products

We currently market PEM fuel cell power products, including PEM fuel cell systems and subsystems, and the provision of systems integration services into selected early-adopter, premium power markets.  We expect to compete with incumbent technologies as well as with companies that currently have fuel cell and fuel cell system development programs.  We expect to compete on the basis of product features, performance, reliability, price, warranty and service.  Companies that we currently compete with, directly or indirectly, in our target markets for fuel cell power products, including companies that have fuel cell development programs or provide integrated fuel cell power products, include:  Anuvu, Ballard Power Systems Inc., Cellex Power Products, Inc., Distributed Energy Systems Corporation, General Hydrogen Corporation, Giner, Inc., Honda Motor Co. Ltd., Intelligent Energy, Lynntech Incorporated, Nuvera, Plug Power Inc., Quantum Fuel Systems Technologies Worldwide, Inc., ReliOn Inc., Teledyne, Toshiba Corporation, Toyota Motor Corporation, and United Technologies Corporation.  Companies with programs for fuel cells other than PEM fuel cells include Fuel Cell Energy Inc., Fuji Electric Co., Ltd., Hitachi, Ltd. and United Technologies Corporation.  Certain of our competitors have announced corporate alliances with major vehicle manufacturers such as Daimler-Chrysler, Ford and Honda.

Hydrogen Generation

In our target markets for industrial on-site hydrogen generation and for hydrogen refueling stations, we compete on the basis of safety, product features, performance, reliability, price, warranty and service.  In these markets, we compete, directly or indirectly, with the following companies:  Air Liquide S.A., Air Products and Chemicals, Inc., BOC Gases, Distributed Energy Systems Corporation, General Hydrogen Corporation, Giner, Inc., Harvest Energy Technology, Inc., H2Gen Systems, HyRadix, Inc., Linde A.G., Norsk Hydro ASA, Plug Power Inc., Praxair, Inc., Purification Equipment Research Institute of CISC, Quantum Fuel Systems Technologies Worldwide, Inc. and Teledyne Energy Systems, Inc.

There are three main sources of competition in the industrial market:

•                  a small number of large merchant gas companies that dominate the market,

•                  direct competitors for on-site electrolytic hydrogen solutions, and

•                  on-site reformers.

The large merchant gas companies that dominate the industrial hydrogen market produce most of their hydrogen from steam methane reforming and partial oxidation of fossil fuels at centralized facilities, and transport the hydrogen to customers’ sites by truck in gaseous or, more commonly, liquid form, or in certain circumstances by pipeline.  This is referred to as “delivered-to-site” hydrogen.  Many of these companies also source on-site hydrogen generation solutions from us, so they are also customers as well as competitors.

Many users of hydrogen for industrial applications install hydrogen generation systems as part of their manufacturing facility instead of, or in addition to, receiving delivered-to-site hydrogen.  We primarily compete in this “on-site” segment of the industrial market.  Our principal competitors in the industrial market for on-site electrolytic hydrogen generation include Distributed Energy Systems Corporation, Norsk Hydro ASA, Purification Equipment Research Institute of CISC and Teledyne Energy Systems, Inc., with whom we compete in most of the geographical markets in which we market our on-site electrolytic hydrogen generation products.

On-site small steam methane reformers and on-site small natural gas reformers are in the development stage and, to our knowledge, have yet to emerge as commercially competitive to either delivered gas or on-site electrolysis.  We will continue to monitor the development of small reforming technologies and may become increasingly involved in this area in the future as part of our portfolio of hydrogen products.  Companies that are offering on-site small reformers include Caloric, Harvest Energy Technology, Inc., H2Gen, HyRadix Inc. and Mahler.

Our hydrogen refueling stations will compete with fossil fuel based hydrogen delivered by companies such as Air Liquide S.A., Air Products and Chemicals, Inc., BOC Gases, Linde AG and Praxair and with alternative equipment used to manufacture on-site hydrogen from companies such as Distributed Energy Systems Corporation, General Hydrogen Corporation, H2Gen Systems, HyRadix Inc., Norsk Hydro ASA, Plug Power Inc. and Teledyne Energy Systems, Inc., some of which are or may be our customers and/or partners.  We may also compete with a number of other companies based in Canada, the U.S., Europe and elsewhere who determine to serve as a system integrator for integrated hydrogen infrastructure solutions, or as a supplier of targeted fueling services.  An example of this would be hydrogen storage companies, such as Dynetek Corporation or Quantum Fuel Systems Technologies Worldwide, Inc., providing a “mobile” refueling solution from trailer-mounted storage similar to our trailer-mounted mobile hydrogen generation systems.

Fuel Cell Test Stations

In 2004, the market for PEM fuel cell automated test stations was very competitive.  In this market, we compete primarily on the basis of product features, performance, reliability, price and service.  A number of companies currently manufacture fuel cell automated test stations.  These companies include Chino Corp., ElectroChem, Inc., Emprise Corporation, Fideris Incorporated, FuelCon and Teledyne Energy Systems, Inc.  In addition to the companies which currently manufacture test stations, most large fuel cell developers and OEMs have some degree of internal test station development.

Safety

Like other fuels, the handling and use of hydrogen deserves respect and adherence to proper procedures.  The following summary points outline some basic facts about hydrogen:

•                  Hydrogen disperses very rapidly.  Being the lightest element (14.5 times lighter than air), hydrogen rises and spreads out quickly in the atmosphere, and escapes containment; when a leak occurs, the hydrogen gas dissipates so quickly it can be difficult to ignite.  Even when ignited, hydrogen burns upward, and is quickly consumed.

•                  External studies comparing the combustibility of hydrogen and gasoline have concluded that hydrogen is safer in a vehicle collision scenario.

•                  In the Preliminary Hydrogen Vehicle Safety Report, a study prepared for Ford by Directed Technologies Inc. in July 1996, the issue of safety of hydrogen as a fuel source for alternative vehicles was addressed.  The study determined that the safety of a hydrogen fuel cell system was potentially better than the demonstrated safety record of gasoline or propane powered vehicles, and equal to or better than that of natural gas. The study indicated that the positive safety attributes of hydrogen were more relevant in realistic operational and collision scenarios, while the negative safety aspects of hydrogen were not considered as important in likely vehicle accident scenarios.

Through ongoing research, product design and development, and rigorous testing, we are committed to continuing our long history of designing and manufacturing hydrogen generation and supply systems with high safety integrity.

Hydrogen and Fuel Cell Industry Trends

The convergence of a number of important drivers continues to lead to a general consensus among governments and industry that hydrogen is the ultimate long-term sustainable and emission-free alternative to petroleum.  These drivers include:

•                  the escalating price of oil;

•                  the emergence of energy security as a top political and economic priority, particularly in the United States;

•                  the heightened focus on air pollution and its associated health impacts, and the increasing efforts to reduce smog in major urban centres around the world;

•                  the heightened focus on global warming and climate change and the wide-scale global effort to reduce greenhouse gas (GHG) emissions such as carbon dioxide (CO2);

•                  technology developments, including developments with hydrogen fuel cells, hydrogen-powered internal combustion engines (H2ICEs) and hybrid electric technologies for both transportation and stationary power applications, as well as technology developments in renewable power generation;

•                  the continuing deregulation of the electrical power industry, particularly in key North American and European markets;

•                  the escalating price of natural gas in key industrialized markets; and

•                  the significant commitments by governments in various jurisdictions to fund programs for research, development and demonstration of hydrogen technologies, including hydrogen infrastructure.

Although hydrogen is not yet a fuel that is readily available to consumers in the marketplace, it has been used for industrial purposes for many decades, and currently the overall global market for industrial hydrogen is approximately 50 million tons per year.  More than 80% of hydrogen used today for industrial applications is produced by reforming fossil fuels (predominantly natural gas) into hydrogen, commonly referred to as steam methane reforming.  Hydrogen produced from water and electricity, commonly referred to as water electrolysis, is the other primary method of producing hydrogen.

Due to increasing concerns related to energy security, air pollution and global warming, there has been a sustained, growing focus on transforming the world’s energy economy from being carbon-based to hydrogen-based.  While the use of fossil fuels to produce hydrogen does not result in zero emissions, reformation coupled with fuel cell technology is able to exploit the existing fuel infrastructure and still offer significant environmental improvements over traditional internal combustion systems.  In addition, when powered by renewable and sustainable sources of non-carbon electricity, water electrolysis as a basis of hydrogen infrastructure development is emerging as a promising low-to-zero emission pathway for meeting the world’s growing energy needs for transportation fuel and distributed power generation.

Our business is premised on the belief that fuel cell technology, utilizing hydrogen as a fuel, offers a number of benefits:

•                  Improved Energy Efficiency.  Fuel cells produce power more efficiently than conventional power systems, such as the gasoline internal combustion engine.  According to industry sources, fuel cells are expected to have at least twice the energy conversion efficiencies of a conventional internal combustion engine.

•                  Abundant and Locally Accessible Hydrogen Supply.  Hydrogen is the most abundant element on the earth and can be extracted from water or fossil fuels.  Subject to perfecting cost-efficient methods of hydrogen extraction, the potential supply is almost limitless.  By contrast, the supply of fossil fuels is considered finite.  Additionally, hydrogen can be generated from water through electrolysis, or from natural gas through reformation, making it a “synthetic fuel” accessible to most geographic locations, unlike oil, which is found only in certain geographic locations and must be transported from production regions to end users.

•                  Lower Emissions.  PEM fuel cells discharge zero or extremely low quantities of GHGs into the atmosphere.  Certain other technologies, such as fossil fuel fed internal combustion engines or high temperature fuel cells, are incapable of these low emissions levels.

•                  Noise Reduction.  Fuel cell systems have few moving parts and the electrochemical conversion process is soundless.  As a result, a fuel cell power generator or appliance is significantly quieter than an internal combustion engine.

•                  Minimal vibration.  Also by virtue of having few moving parts, fuel cell systems generate almost no vibration which is a consideration for applications that do not tolerate such disturbance.

•                  Distributed Generation.  Fuel cells can generate electricity and heat locally, offering an advantage over centralized generation.  A multiplicity of decentralized generators operating in parallel offer enhanced reliability and security compared to a centralized generator, which is more vulnerable to single point failure.

Hydrogen industry participants and a number of governments are currently focusing on a wide range of applications for fuel cells and related new energy technologies that span the transportation, stationary power and portable power markets.  As fuel cell technology evolves and related costs decrease through economies of scale and material science advancements, we believe that a significant market may develop for fuel cell powered products to meet the expanding global need for energy.

The investment by industry participants and governments is funding product development activities and the initial demonstration and installation of hydrogen infrastructure and fuel cell applications.  There are also an increasing number of multilateral arrangements for collaborative research and development related to hydrogen technologies.  In November 2003, the U.S. Energy Secretary, Spencer Abraham, launched and hosted the first annual meeting of the International Partnership for the Hydrogen Economy (IPHE).  At that meeting, Australia, Brazil, Canada, China, the EU, France, Germany, Iceland, India, Italy, Japan, Korea, Norway, Russia, the United Kingdom and the United States formalized their membership in the IPHE by signing the terms of reference.  The IPHE is intended to establish cooperative and collaborative efforts in hydrogen production, storage, transport and end use technologies.

In September 2003, the Chicago Climate Exchange (CCX) began trading GHG emissions, providing an unprecedented opportunity for international voluntary participation in a global Climate Change Program that will be supplemental and complementary to the Kyoto Accord.  Companies and governments will now be able to “buy” emissions credits from parties implementing energy technology, such as fuel cells, with low GHG emissions, thus engaging market forces in favor of sustainable energy sources.  Similar trading initiatives have been announced in other parts of the world, notably Japan and in Europe, signaling an important trend that could fundamentally affect clean energy technologies and our sector.

In the automotive market, each of DaimlerChrysler, Ford, General Motors, Honda, Nissan and Toyota has publicly announced its intention to introduce hydrogen-powered vehicles, with mass production of fuel cell vehicles anticipated by General Motors and Toyota by 2015.

Kyoto Accord

The Kyoto Accord is a United Nations sanctioned protocol that went into effect February 16, 2005, with 141 countries signing on, including every major industrialized country – except the United States, Australia and Monaco.  The Kyoto Protocol was adopted in late 1997 to address the problem of global warming by reducing the world’s GHG emissions.  It is considered a first step, one that can start the process but not realistically solve the world’s climate change problems by the time its first commitment period ends in 2012.

It is broadly accepted that the kind of measures that will be undertaken by countries around the world to achieve their Kyoto targets will support the development of new sustainable energy technologies. Although countries will look to shorter term renewable energy solutions for new generating capacity – specifically wind and solar power which are already commercialized to a degree – it is expected that the future prospects for hydrogen and fuel cell technologies will be enhanced by the Kyoto Accord.  This is largely because hydrogen technologies are very compatible with these other renewable power technologies, resulting in a more reliable energy system than the intermittency of solar or wind power technologies support on their own.  Also, hydrogen and fuel cell technologies are positioned to open new transportation markets for renewable energies, such as wind and solar, as these technologies can be used to make hydrogen through electrolysis, which can then be used in hydrogen-powered vehicles.  The result, virtually zero-emission ‘well to-wheels’ mobility, could be a central element in the longer-term Kyoto platform of many countries.

United States

The United States has recently been an outspoken advocate of hydrogen as a replacement for fossil fuels on the grounds of energy security and protection of the environment.  President Bush has proposed a total of $1.7 billion in funding over the next five years for the hydrogen fuel initiative and FreedomCAR, a government-industry program for the advancement of high efficiency vehicles.  As part of that spending, the U.S. Department of Energy unveiled its Hydrogen Program plan for the development and commercialization of hydrogen, a $720 million, five-year program focused on hydrogen fueling infrastructure.

California Governor Arnold Schwarzenegger has included hydrogen as a major part of his environmental recovery plan, committing during his election campaign to build “hydrogen highways” which will ensure the availability of hydrogen fueling stations on California’s major interstate highways.   On April 20, 2004, Governor Schwarzenegger signed an Executive Order creating the California Hydrogen Highways Network, a public and private partnership with the objective of building a California hydrogen highway by 2010 in order to speed the transition to a hydrogen economy in California.  The plan is ambitious and work is underway to assess the number of hydrogen filling stations that will be commissioned as part of this initiative.  Other U.S. states have initiated or are contemplating their own hydrogen and/or fuel cell development, commercialization or demonstration initiatives, including Florida, New York, Illinois, Ohio, Connecticut, New Mexico, North Dakota, Hawaii and Texas.

In July 2002, California became the first state to regulate automotive GHG emissions with the signing of a landmark law that mandates the California Air Resources Board to develop regulations to limit CO2 and GHG emissions of vehicles in the state.  The real significance of this is that other states, for example New York, New Jersey and Michigan, have indicated their intention to follow suit if the California bill is successfully implemented. This critical mass of American vehicle ownership could sway automotive companies to adopt a more aggressive timeline for their low-to-zero vehicle emission targets.

In August 2003, an estimated 50 million people in the north-eastern United States and Ontario went without power for up to 4 days, due to a series of grid failures that precipitated the largest power outage in North American history.  Subsequently, the President of the United States and Prime Minister of Canada jointly commissioned the “US-Canada Power System Outage Task Force”, which delivered its final report in April 2004.  The Task Force’s report included a total of 46 recommendations covering systems reliability, generation capacities and grid robustness – all critical issues to ensure a similar event does not happen again and that North America continues to enjoy uninterrupted electricity supply.  In the United States alone, approximately 400,000 megawatts of new electricity generating capacity is forecast to be needed by 2020 to meet growing demand and to replace retiring units from its current installed electricity-generating base of approximately 900,000 megawatts.  The existing electricity transmission and distribution grid is already overburdened in a number of regions.  By locating the power generation close to where the power is used, known as distributed generation, it is possible to bypass the overloaded transmission and distribution grid.  As hydrogen and fuel cell technologies are well suited to a distributed generation model this potentially provides an emerging opportunity for hydrogen fuel cells and H2ICE powered generators to provide stationary generating capacity.

Canada

In October 2003, as part of its CDN$1 billion Climate Change Action Plan, the Government of Canada announced a CDN$215 million investment in hydrogen technologies, with three strategic priorities: (i) early adoption of hydrogen technologies through integrated demonstration projects undertaken by partnerships that will showcase a working model of the hydrogen economy in real-world settings; (ii) improved performance and reduced costs of hydrogen technologies, and extension of Canadian leadership through research and development of innovative new applications in strategic areas of the hydrogen value chain; and (iii) initiatives to establish a hydrogen infrastructure.

To facilitate this investment, the funding announcement was accompanied by the unveiling of a new program to establish high-impact demonstration projects across the country.  The “Hydrogen Early Adopters” program is a CDN$85 million fund dedicated to removing the barriers to the hydrogen economy, including the development of hydrogen infrastructures.

Our understanding is that the Government of Canada is mobilizing a revised Kyoto Plan that will be unveiled in the coming months.  This new plan is expected to result in significant program additions and adjustments, some of which may have positive impacts on the hydrogen and fuel cell industry.

The Government’s budget announcement on February 23, 2005 started to lay the fiscal groundwork for this plan which is expected to draw on uncommitted Climate Change funds as well as a considerable portion of the CDN$2.6 billion of the net proceeds from the Government’s disposition of its equity stake in Petro-Canada.  Of interest in the hydrogen and fuel cell sector is a Partnership Fund of CDN$250 million over five years that, among other things, will target investment in large strategic projects like the east-west electricity transmission grid to improve access for renewable and distributed energy technologies.  Also announced is a Clean Fund of CDN$1 billion over five years that will purchase domestic and international carbon credits, as well as make direct investments in projects generating short and long-term greenhouse gas reductions.  The fiscal 2006 Budget notes that installation of green power sources, such as fuel cells (and others) could apply to this Clean Fund.

In 2001, PricewaterhouseCoopers LLP was retained by Fuel Cells Canada to undertake an independent study of the economic rationale and direction for continued participation by Canadian governments in the fuel cell industry.  The study sought to stimulate discussion about the future of the Canadian fuel cell industry, what it would take for Canadian companies to remain competitive and how government and industry can work together.  The resulting June 2002 report by Fuel Cells Canada and PricewaterhouseCoopers entitled “Fuel Cells — The Opportunity for Canada” projected that global demand for fuel cells could reach $46 billion in 2011.  In 2004, the Government of Canada, PricewaterhouseCoopers and Fuel Cells Canada again collaborated to produce an updated Canadian Hydrogen and Fuel Cell Sector Profile 2004.  This updated report concluded that the sector showed strong growth in Canada in many key indicators for the 2002-2003 period, including revenue, research and development expenditures, participation in demonstration projects and patent holdings.  It acknowledged that international competition is growing as industry and governments in other jurisdictions become increasingly involved in focused demonstration projects.

European Union (EU)

Many EU countries have been among the most active worldwide in developing the technologies and concepts that would underlie any transition to a hydrogen economy.  The EU’s goals are the reduction of negative environmental impacts of energy use and the improved security of energy supply.  The long-term EU vision is to have in place an energy supply system based on renewable energies with hydrogen and electricity as prominent energy carriers.

In October 2002, the EU established the “High-Level Group on Hydrogen” to advise the EU on determining the prospects for, and economic impact of, moving towards a sustainable energy economy based on hydrogen and electricity and introducing fuel cells as energy converters.  The EU also established the European Integrated Hydrogen Project, now in its second phase, to coordinate the establishment of key hydrogen safety codes and standards in Europe.

In November 2003, the EU set out a €2.8 billion program for hydrogen projects until 2015.  The two main programs in this project are: (i) the €1.3 billion “Hypogen” program, which aims to fund a large-scale test facility for production of hydrogen and electricity; and (ii) the €1.5 billion “Hycom” program, which aims to establish a limited number of hydrogen communities around the EU, using hydrogen as a source of energy for heat and electricity and fuel for vehicles.  The EU announced its intention to spend the €2.8 billion during three phases, with phase one from 2005-2007 (€500 million), phase two from 2007-2012 (€1.5 billion) and the last phase from 2013-2015 (€800 million).

The EU has adopted an action plan to achieve by 2020 a 20% replacement of diesel and gasoline fuels with fuels such as natural gas and hydrogen in the road transport sector in the current EU member states.

Japan

Japan’s hydrogen effort is focused on research and development for commercializing and popularizing fuel cell vehicles and related hydrogen infrastructure, as well as stationary fuel cell power systems for distributed generation.  The Japanese research and development budget for fuel cells and hydrogen has tripled since 1995, reaching $200 million in 2002 and $280 million in 2003.  The Japanese government has also announced some ambitious targets for the penetration of hydrogen fuel cells, including a target of 50,000 hydrogen fuel cell vehicles in 2010 and 5 million in 2020.

China

China is the world’s most populous country, yet currently it consumes only a fraction of the per capita energy of the U.S., Canada and Europe.  Air pollution and GHG emissions are already a significant concern in China, whose major cities are described as having some of the worst pollution in the world due to vehicle traffic and coal power plants.  In October 2003, China banned coal power plants in 23 provincial capitals, including Beijing and Shanghai, and legislated that thermo-electric plants in other regional cities must meet environmental standards.

China also has energy security concerns, particularly considering the rapid growth of its personal automobile population.  Although China only began importing oil in 1993, by 1996 it was already importing 20% of its requirements.  In 2002, China imported approximately 35% of its oil and this number is expected to reach approximately 70% by 2025.  In response to its energy security and air quality concerns, China is pursuing a number of renewable, hydrogen and energy-efficiency initiatives.

The Chinese government is drafting fuel economy and emission standards that are in accordance with EU standards and timelines that will see implementation in Beijing and Shanghai in 2005 and nationwide in 2010.  Reportedly, the rules may not allow corporate averaging, meaning that all vehicles must meet the higher minimum standards, further supporting wide adoption of new and cleaner powertrains, such as hydrogen-powered vehicles.

We believe that the recent funding announcements, governmental policies and legislation will continue to act as drivers for the emerging hydrogen economy in general, and for fuel cells in particular.  The ability of fuel cells to penetrate commercial markets will also be driven by the following factors: increased demand for reliable, high-quality, secure energy sources and power; deregulation in the electricity market; international emissions trading; the desire for decreased dependence on foreign oil resources; operational benefits of fuel cells over more traditional sources of power; concerns regarding the environmental impact of current energy sources; and the increasing costs of extracting and transporting fossil fuels.

Nevertheless, significant technical and logistical hurdles still impede the broad commercial application of fuel cell technology.  For example:

•                  current fuel cell technology does not yet have the proven reliability and durability of many existing alternative technologies in our target markets;

•                  the high raw material and manufacturing costs currently associated with fuel cell production currently make it too expensive for many commercial applications in our target markets;

•                  the integration of fuel cell systems into existing appliances and infrastructure may be difficult;

•                  hydrogen, in a form that can be used by fuel cells, is not as readily accessible as fuels such as gasoline and methanol due to the lack of a hydrogen fuel cell infrastructure,; and

•                  the costs of hydrocarbon fuels which are used today to produce hydrogen for fuel cells, such as natural gas and electricity, are rising, which may impede the growth of hydrogen-powered fuel cells as a cost-efficient alternative means of producing energy.

4.             DESCRIPTION OF SHARE CAPITAL

Hydrogenics’ authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which 91,671,213 common shares and no preferred shares were issued and outstanding as of March 24, 2005.

Each common share carries one vote on all matters to be voted on by our shareholders.  Holders of common shares are entitled to receive dividends as and when declared by our board of directors and to share ratably in our remaining assets available for distribution, after payment of liabilities, upon Hydrogenics’ liquidation, dissolution or winding up.  Common shares do not carry pre-emptive rights or rights of conversion into any other securities.  All outstanding common shares are fully paid and non-assessable.  There are no limitations on the rights of non-resident owners of common shares to hold or vote their shares.

Our board of directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series and in the event that preferred shares are issued, the board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions.  Special rights that may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be superior to the rights of the common shares.  Preferred share issuances could decrease the market price of common shares and may adversely affect the voting and other rights of the holders of common shares.  The issuance of preferred shares could also have the effect of delaying or preventing a change in control of Hydrogenics.

5.             DIVIDENDS

We have never declared or paid any cash dividends on our common shares.  We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

6.             MARKET FOR SECURITIES

Our common shares are listed on the TSX under the symbol “HYG” and on the NASDAQ under the symbol “HYGS”.

	TSX			NASDAQ
2004	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
January	9.78	7.52	1,844,201	7.60	5.65	12,270,750
February	8.65	7.24	1,494,086	6.50	5.42	8,872,100
March	9.05	6.75	1,368,057	6.78	5.04	5,924,260
April	8.45	6.92	1,342,922	6.27	5.25	8,858,010
May	7.80	6.00	1,104,772	5.69	4.34	9,441,610
June	6.99	5.55	948,322	5.09	4.07	5,377,110
July	6.20	5.01	973,525	4.89	3.73	4,827,260
August	5.50	4.21	941,040	4.15	3.19	4,839,140
September	5.79	4.82	742,434	4.64	3.75	3,848,860
October	6.25	5.21	531,491	4.98	4.26	3,285,900
November	6.25	4.94	4,370,352	5.19	4.09	8,294,160
December	6.14	5.54	1,487,519	5.20	4.52	6,675,110

7.             DIRECTORS AND OFFICERS

The following table sets forth information with respect to our directors and executive officers as of March 24, 2005:

Name	Province or State and Country of Residence	Title	Director or Executive Officer Since	Director’s Term of Office Expires(1)
Norman M. Seagram(2)(3)(4)	Ontario, Canada	Chairman of the Board of Directors	2000	2008
Dr. Hugo Vandenborre	Kasterlee, Belgium	Vice Chairman of the Board of Directors	2005	2007
Frank Colvin	Michigan, United States	Director	2001	2006
Peter C. Johnson(4)	Ontario, Canada	Director	2005	2007
Donald J. Lowry(2)(3)	Alberta, Canada	Director	2000	2005
Pierre Rivard	Ontario, Canada	President, Chief Executive Officer and Director	1995	2006
V. James Sardo(3)(4)	Ontario, Canada	Director	2003	2005
Andrew T.B. Stuart(2)	Ontario, Canada	Director	2005	2005
Wesley Twiss(2)(4)	Alberta, Canada	Director	2003	2006
Joseph Cargnelli	Ontario, Canada	Chief Technology Officer	1996	N/A
Lawrence E. Davis(5)	Ontario, Canada	Chief Financial Officer	2005	N/A
Jonathan Lundy	Ontario, Canada	President, Hydrogenics Power and Generation	2000	N/A
R. Randall MacEwen	Ontario, Canada	Vice President, Corporate Development and General Counsel and Corporate Secretary	2005	N/A
Mel Ogmen	British Columbia, Canada	President, Hydrogenics Test	2004	N/A
Robert Campbell	Ontario, Canada	Vice President, Sales and Marketing	2005	N/A
Dr. Ravi B. Gopal	Ontario, Canada	Vice President, Applications Development	1998	N/A
Charley Pappas	Ontario, Canada	Vice President, Infrastructure Applications	2000	N/A
Bart Van Ouytsel	Geel, Belgium	Vice President, European Operations	2005	N/A

Notes:

(1)          Over the past three years, we have adopted a staggered term approach for our board of directors, typically electing approximately one third of our directors each year, with directors being elected for terms of up to three years.  As part of the board’s ongoing review of our corporate governance practices, the board has determined to eliminate the staggered term approach and provide that the entire board of directors stand for election at every annual meeting, beginning with the annual and special meeting of our shareholders to be held on May 17, 2005.  While certain of our current directors have existing terms that expire later than this meeting, each current director has agreed to resign immediately prior to this meeting and stand for re-election at this meeting.

(2)          Member of the Audit Committee.

(3)          Member of the Nomination and Corporate Governance Committee.

(4)          Member of the Human Resources and Compensation Committee.

(5)          On February 21, 2005, we announced the appointment of Mr. Davis as our Chief Financial Officer effective April 1, 2005.  Mr. Davis replaces our outgoing Chief Financial Officer, Gary G. Brandt.  Mr. Brandt has agreed to continue until March 31, 2005 in order to facilitate an orderly transition, including the completion of the audited consolidated financial statements for 2004.

As of the date of this annual information form, our directors and senior officers, as a group, beneficially own, or exercise control or direction over, 13,864,246 of our common shares, being 15.1% of our outstanding common shares.

Norman M. Seagram, Chairman of the board of directors.  Mr. Seagram was elected Chairman of our board of directors in July 2000.  Mr. Seagram was President of Sportsco International LP from February 2001 to March 2003.

From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a company that he had previously served for 24 years in a variety of senior management positions.  From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases.  Mr. Seagram is a trustee of Trinity College School and serves on the International Advisory Council of INSEAD, France, and on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto.

Dr. Hugo Vandenborre, Vice Chairman of the board of directors. Dr. Vandenborre joined our board of directors as Vice Chairman in January 2005 in connection with our acquisition of Stuart Energy. Dr. Vandenborre was the Chairman of the board of directors of Stuart Energy from September 2003 to January 2005.  Prior to February 2003, Dr. Vandenborre served as the Chairman, President and Chief Executive Officer of Vandenborre Technologies N.V., a private company he founded in 1991.  Dr. Vandenborre is a past President of the European Electrochemical Engineering Society and the International Hydrogen Energy Committee.  He is a founding member of HYNET, the European Hydrogen Energy Thematic Network.  He has served on various advisory committees of the Commission of the European Union and in 2002 was appointed as member of the “High Level Group” to advise the European Commission President, the European Commission Vice President, who is responsible for Energy and Transport, and the European Commission Research Commissioner on hydrogen and fuel cells.  Dr. Vandenborre sits on the Advisory Council of the European Commission in connection with the development of a deployment strategy for a sustainable hydrogen economy.  He also sits on the advisory panel of Conduit Ventures Limited, a venture capital company focused on fuel cells and related hydrogen technologies, backed by Danfoss A/S, Johnson Matthey plc, Mitsubishi Corp. and Shell Hydrogen.

Frank Colvin, Director.  Mr. Colvin joined our board of directors in November 2001.  In February 2003, Mr. Colvin retired as Vice President of Fuel Cell Activities, General Motors.  Prior to holding that position, Mr. Colvin held numerous senior positions at General Motors, including, most recently, Vice President of Engineering, General Motors Europe.  At the same time, he was also responsible for General Motors Global Alternative Propulsion Centers (GAPC), managing General Motors’ fuel cell research and development at three locations in Germany, Michigan and New York State.  Mr. Colvin is the nominee of General Motors in connection with our strategic alliance with General Motors.

Peter C. Johnson, Director.  Mr. Johnson joined our board of directors in January 2005 in connection with our acquisition of Stuart Energy.  Mr. Johnson served as a director of Stuart Energy from 1998 to January 2005.  Mr. Johnson is the President of Muirfield Advisors Inc., a mergers and acquisitions advisory firm that he founded in March 2003.  Prior to March 2003, Mr. Johnson was a partner at the law firm McCarthy Tétrault LLP, where he practised corporate and commercial law since 1990.  Mr. Johnson serves as a director of London Hydro Inc. (a local utility) and KGK Synergize Inc. (a nutraceutical company).

Donald J. Lowry, Director.  Mr. Lowry joined our board of directors in July 2000.  Since February 1998, Mr. Lowry has been President and Chief Executive Officer of EPCOR Utilities Inc., an essential services utility.  From May 1997 to January 1998, Mr. Lowry served as Chairman of Alta Telecom Inc., a telecommunications company.  From March 1993 to May 1997, Mr. Lowry served as President and Chief Operating Officer of Telus Communications Inc., a telecommunications company.  Mr. Lowry is a member of the Institute of Corporate Directors.

Pierre Rivard, President, Chief Executive Officer and Director.  Mr. Rivard is one of our founders and has served as our President and as a director since the inception of our fuel cell related business in August 1995.  Mr. Rivard has served as our Chief Executive Officer since July 2000.  From June 1994 to July 1995, Mr. Rivard served as a research engineer with the Department of Mechanical Engineering at the University of Toronto.  Mr. Rivard currently serves as Chairman of Fuel Cells Canada, a director of the Canadian Hydrogen Association and Chair of the Core Committee of the Canadian Fuel Cell Alliance.  Mr. Rivard earned a Master’s degree in Mechanical Engineering from the University of Toronto, a Master’s degree in Business Administration from the University of Western Ontario, and a Bachelor’s degree in Mechanical Engineering from the Royal Military College of Canada.

V. James Sardo, Director.  Mr. Sardo joined our board of directors in May 2003.  He has served as the Interim President and Chief Executive Officer of Royal Group Technologies Limited since November 2004 and as a director of Royal Group since November 2003.  Mr. Sardo also serves as a director of UE Waterheater Operating Trust and as a trustee of Custom Direct Income Fund.  Mr. Sardo was President, Canadian operations, of Moore Corporation Limited, from 1999 to 2001 and President and Chief Executive Officer of SMK Speedy International, from 1997 to 1999.  Prior to 1997, Mr. Sardo held the Chief Executive Officer position at SNE, Inc. and Amre Inc. in the United States and the position of Chairman and Chief Executive Officer of Firestone Canada Inc.  Mr. Sardo is a member of the Institute of Corporate Directors.

Andrew T.B. Stuart, Director.  Mr. Stuart joined our board of directors in January 2005 in connection with our acquisition of Stuart Energy.  Mr. Stuart served as a director of Stuart Energy from December 1998 to January 2005, as its Vice-Chairman from June 2001 to January 2005 and as its President and Chief Executive Officer between 1999 and July 2001.  He also served as President of Stuart Energy Systems Inc., one of Stuart Energy’s wholly owned subsidiaries, from 1997 until July 2001.  Mr. Stuart is currently the President and Chief Executive Officer of Sustainability Shift Inc., a private advisory, business development and investment firm that he founded in 2003.  He is also the President and Chief Executive Officer of Alchemix Energy Corporation, a joint company of Sustainability Shift Development Corporation and Alchemix Corporation that develops large scale, carbon-based energy conversion systems.   Mr. Stuart is Chairman of Learning for a Sustainable Future, a pan-Canadian not-for-profit organization supporting youth and educators in sustainable development education.  He is a part of the Member Council of Sustainable Development Technology Canada, a $350 million foundation established by the Canadian Government to grant funds for clean technology development.  He is an advisor to The Quantum Leap Company, an energy and efficiency focused advisory and fund management company.  He is also a member of the board of directors of Dynetek Industries Ltd., a leading manufacturer of high pressure vehicle storage cylinders for hydrogen and other gases.

Wesley Twiss, Director.  Mr. Twiss joined our board of directors in February 2003.  Mr. Twiss has over 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies.  Mr. Twiss was the Executive Vice President and Chief Financial Officer for PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000.  Mr. Twiss is a director of Canadian Oil Sands Limited, Keyera Energy Management Limited and EPCOR, and is a trustee of Enbridge Commercial Trust.  Mr. Twiss is a member of the Institute of Corporate Directors.

Joseph Cargnelli, Chief Technology Officer.  Mr. Cargnelli is one of our founders.  He served as our Treasurer from January 1996 until July 2000 and as a director from January 1996 until January 2005, when he resigned in connection with the closing of the Stuart Energy acquisition.  Mr. Cargnelli was appointed as our Vice President, Technology in July 2000.  His title was changed to Chief Technology Officer in April 2003.  Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto.  Mr. Cargnelli is a member of the Professional Engineers of Ontario.

Lawrence E. Davis, Chief Financial Officer.  Mr. Davis has been hired as our Chief Financial Officer effective April 1, 2005.  Mr. Davis has over 20 years of financial and operational experience.  He has been a Chartered Accountant since 1987.  From 1999 to 2003, Mr. Davis was the Chief Financial Officer of GDI Global Data Inc., a wireless data services company.  Mr. Davis also acted as the President of Saturn Capital Corporation, a merchant bank that advises, invests in and assumes senior management positions for high growth businesses from 1997 until 1999.  From 1987 to 1997, Mr. Davis served as a Vice President for PricewaterhouseCoopers LLP for 10 years and previously worked for two years with Ernst & Young.

Jonathan Lundy, President, Hydrogenics Power and Generation.  Mr. Lundy joined us in October 2000 as our Vice President, Corporate Affairs and Corporate Secretary.  His title was changed to Vice President, General Counsel and Corporate Secretary in April 2003 and, following our acquisition of Stuart Energy, Mr. Lundy was promoted to President, Hydrogenics Power and Generation.  From August 1998 to October 2000, Mr. Lundy was employed at Osler, Hoskin & Harcourt LLP where he practiced corporate and securities law.  Mr. Lundy earned a Bachelor of Laws degree and a Bachelor of Arts degree from the University of Western Ontario.

R. Randall MacEwen, Vice President, Corporate Development, General Counsel and Corporate Secretary.  Mr. MacEwen has served as our Vice President, Corporate Development, General Counsel and Corporate Secretary

since the acquisition of Stuart Energy in January 2005.  Prior to the acquisition, Mr. MacEwen acted as Stuart Energy’s Vice President, Corporate Development and General Counsel since October 2001 and as its Corporate Secretary since September 2000.  Prior to joining Stuart Energy, Mr. MacEwen practiced corporate and securities law as a corporate associate with Torys LLP, a leading North American business law firm, where he specialized in mergers and acquisitions and corporate finance.  Mr. MacEwen is a former member of the board of directors of Fuel Cells Canada, of the Core Team of the Canadian Transportation Fuel Cell Alliance, and of the board of directors of the U.S. National Hydrogen Association.  Mr. MacEwen holds Bachelor of Arts (Hon.) and Bachelor of Laws degrees from York University and the University of Western Ontario, respectively.

Dr. Mel Ogmen, President, Hydrogenics Test.  Mr. Ogmen joined us in the summer of 2004 as Vice President, Operations of Greenlight.  In January 2005, Mr. Ogmen was promoted to President, Hydrogenics Test. His former career, spanning 17 years, was with Powerlasers, a developer and manufacturer of unique laser welding technology for major automotive OEMs. Under his leadership, Powerlasers grew from an entrepreneurial initiative to a full-fledged operation with world-class accounts, which is today under Dofasco ownership. Mel received his Bachelor of Science in Physics at Nottingham University in England, his Master’s of Science (Physics) from the University of Manitoba and his Ph.D. (Physics) from York University in Toronto.

Robert W. Campbell, P.Eng., Vice President, Sales and Marketing.  Mr. Campbell has served as our Vice President, Sales and Marketing since the Stuart Energy acquisition in January 2005.  Prior to the acquisition, he held the same position at Stuart Energy since February 2003.  From November 2001 to February 2003, Mr. Campbell served as Stuart Energy’s Vice President and General Manager, Industrial.  Prior to joining Stuart Energy, Mr. Campbell was Vice President, Marketing at Skyjack Inc. (a manufacturer of aerial work platforms) from 2000-2001.  Mr. Campbell holds Bachelor of Science (Engineering) and Master’s of Business Administration degrees from Queens University and York University, Schulich School of Business, respectively.

Dr. Ravi B. Gopal, Vice President, Applications Development.  Dr. Gopal joined us in May 1998 and was appointed Vice President of Engineering, Electronics and Controls in June 1999.  His title was changed to Vice President Systems and Applications Engineering in November 2001.  Dr. Gopal was employed by the University of Quebec, Trois-Rivieres as a Post-Doctoral Fellow from October 1991 to May 1994, a Research Associate from June 1994 to May 1998 and as a member of the teaching faculty from January to May 1998.  Dr. Gopal received his Ph.D. from the Indian Institute of Science.

Charley Pappas, P.Eng., Vice President, Infrastructure Applications.  Mr. Pappas joined us in April 2000 as our Director of Engineering Operations and was appointed Vice President of Operations in September 2000.  His title was changed to Vice President, Infrastructure Applications in April 2003.  From October 1992 to April 2000, Mr. Pappas was employed with Stuart Energy, where he served as Senior Design Engineer from 1992 to 1994, and Vice-President of Engineering from 1994 to 1999.  From 1991 to 1992, Mr. Pappas was President and Project Manager with Phalanx Engineering Inc., an engineering consultant to the industrial gas business.  From 1981 to 1991, Mr. Pappas was employed by Union Carbide Canada Limited in a number of positions.  Mr. Pappas is a Member of the Professional Engineers of Ontario.

Bart Van Ouytsel, Vice President, European Operations.  Mr. Van Ouytsel has served as our Vice President, European Operations since the Stuart Energy acquisition in January 2005.  Prior to the acquisition, he held was Vice President & General Manager, European Operations at Stuart Energy since February 2003.  From May 2000 to February 28, 2003, Mr. Van Ouytsel served as the Chief Operating Officer for Vandenborre Hydrogen Systems N.V.  From 1994 to May 2000, Mr. Van Ouytsel served as the European President and Managing Director of Illinois-based Pentair Corporation.  Mr. Van Ouytsel holds a graduate degree in electronic engineering and graduated from the Vlerick Leuven Ghent Management University in Advanced Management.

As of the date of this annual information form, each director is elected annually to serve for terms of up to three years or until his successor is elected or appointed.  Officers are appointed by our board of directors and hold office until their successors are appointed, subject to resignation, retirement or removal by our board of directors.

8.             INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Transactions with Viking Engineering & Tool Co.

We subcontract some manufacturing in the normal course of our operations to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, our Chief Technology Officer and one or our principal shareholders.  For the fiscal year ended December 31, 2004, this company invoiced us approximately $1.8 million.  We believe that the rates this company has charged us for its services are comparable to rates we could have obtained from an unrelated third party.

Transactions with General Motors Corporation

In October 2001, we formed a strategic alliance with General Motors to accelerate the development of fuel cell technology into global commercial markets.  In connection with this strategic alliance, we issued to General Motors approximately 11.4 million of our common shares, or approximately 21% of our outstanding shares at October 2001, and warrants to purchase approximately 2.5 million additional shares.  The warrants were placed in escrow upon closing of the transaction and are released at a rate of 61,761 warrants per month over 40 months.  Each warrant is exercisable at an exercise price of $4.00 per share upon release from escrow.  The warrants expire on October 16, 2006.  The shares issued, and issuable upon the exercise of the warrants, are subject to certain restrictions on transfer.  In addition, we have granted General Motors certain registration rights in connection with its shares and the shares issuable upon the exercise of the warrants.  We have agreed that one director nominated by General Motors shall be included in the slate of directors that is presented to shareholders for approval at our general meeting.

In connection with the strategic alliance, General Motors granted us a non-exclusive, royalty-free license to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and modules.  The use or incorporation of General Motors’ fuel stack intellectual property outside these defined areas requires the consent of General Motors.  We granted to General Motors, its affiliates and any third parties with whom General Motors has a technical or business relationship related to fuel cells a perpetual, royalty-free, non-exclusive license to use all of the intellectual property we develop that (i) uses General Motors’ proprietary fuel cell stack intellectual property and/or (ii) is funded by General Motors.  Intellectual property that is not funded by General Motors, but which uses General Motors’ fuel cell stack technology is licensed to General Motors non-exclusively.  Intellectual property that has been developed through funding by General Motors, whether owned solely by us or jointly by us and General Motors, is licensed to General Motors on an exclusive basis for mobile applications and on a non- exclusive basis for all other applications.  In the event that we wish to liquidate or discontinue activity in the fuel cell business, or otherwise wish to transfer any of the intellectual property associated with General Motors’ proprietary fuel cell stack intellectual property developed using funds from General Motors, we are required to offer it first to General Motors.  We have also agreed to provide General Motors with certain services, access to technology and testing resources in connection with its fuel cell development program and we have agreed that all products, material hardware and resources purchased from us by General Motors will be at our most favorable commercial prices.

For so long as General Motors holds at least 10% of our outstanding shares, in the event that any of our founders, Pierre Rivard, Joseph Cargnelli or Boyd Taylor, wish to transfer (i) all or substantially all of their shares to any person, or (ii) any of their shares to a person actively competing with General Motors in the automotive or fuel cell industry, he must first offer the shares to General Motors.  In addition, in the event that we issue additional equity securities or securities convertible into equity securities for cash consideration, we have granted General Motors the right to participate in such offering on a pro rata basis based on the fully-diluted number of common shares that it holds.  General Motors’ pre-emptive right is subject to certain limited exceptions, including the issuance of shares in connection with acquisitions.  Other than as described above, prior to October 16, 2005, General Motors is prohibited from acquiring any additional equity securities.

9.             RISK FACTORS

An investment in our common shares involves risk.  Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this annual information form, including management’s discussion and analysis and our financial statements for the year ended December 31, 2004.  The risks described below are not the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

Risk Factors Related To Our Financial Condition

We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operations of our fuel cell test business in 1996, and since that time, we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and development relating to fuel cell systems and subsystems.  For the year ended December 31, 2004, we derived $11.1 million, or 66%, of our revenues from sales of fuel cell test equipment and services; $5.6 million from sales of power products including: $1.8 million, or 11%, from the provision of engineering services to General Motors; and $3.8 million, or 23%, from sales or lease of fuel cell power products.  For the year ended December 31, 2003, we derived $20.7 million, or 77%, of our revenues from sales of fuel cell test equipment and services; $6.0 million from sales of power products including: $3.7 million, or 14%, from the provision of engineering services to General Motors; and $2.3 million, or 9%, from sales or lease of fuel cell power products.  For the year ended December 31, 2002, we derived $5.6 million, or 35%, for our revenues from sales of fuel cell test equipment and services; $10.3 million from sales of power products including: $5.8 million, or 37%, from the provision of engineering services to General Motors, and $4.5 million, or 28%, from sales or leases of fuel cell power products and related services.  Our current business strategy is to use the experience we have gained in the fuel cell test equipment and service business to develop, manufacture and sell fuel cell power products in larger quantities.  In addition, following the acquisition of Stuart Energy, a significant part of our business now relates to hydrogen generation products.  Because we have made limited sales of fuel cell power products to date and have added a new revenue stream to our power products segment, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated any positive net income since the initial public offering of our shares in November 2000.  Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product.  In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development activities.  As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability.  We incurred a net loss of $33.5 million for the year ended December 31, 2004 and a net loss of $22.1 million for the year ended December 31, 2003.  Our accumulated deficit as of December 31, 2004 was $81.0 million and as of December 31, 2003 was $47.4 million.  In January 2005, we acquired Stuart Energy.  Stuart Energy incurred a net loss of $16.6 million for the nine months ended September 30, 2004 and a net loss of $26.9 million for the year twelve months December 31, 2003.  During that period, Stuart Energy never had a profitable quarter.

We expect to incur significant operating expenses over the next several years.  As a result, we expect to incur further losses in 2005 and for the foreseeable future, and we may never achieve profitability.  Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future.  These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer.  Our products are highly-engineered and expensive to produce and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods.  In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways.  As a result, we must educate customers on the use and benefits of our products and services, which can require us to commit significant time and resources without necessarily resulting in revenues.  Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis.  The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis.  Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals, which may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition.  The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter and we may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products.  As a result, our quarterly operating results are likely to fluctuate significantly and may fail to meet expectations of securities analysts and investors, and the price of our common shares may decline.

We may be unable to raise additional capital to pursue our commercialization plans and may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities.

Based on our current business plan, we believe we have sufficient cash on hand to meet our working capital and capital expenditure needs for the next 36 months.  After that time, we may need to raise additional funds through financing.  Alternatively, we may need to raise additional funds sooner if our estimates of revenues, costs and capital expenditures change or are inaccurate.  We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies.

If we are unable to raise additional capital or are unable to do so on acceptable terms, we may not be able to respond to competitive pressures upon us or we may be prevented from conducting all or a portion of our planned operations.  In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities.  In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

If we issue additional equity securities in order to raise funds, the ownership percentage in our company of each of our existing shareholders will be reduced.

Our revenue and future prospects depend to a certain extent on our relationship with General Motors and General Motors’ commitment to the commercialization of fuel cell markets.

Our largest shareholder and historically our largest customer by revenue is General Motors, which owns approximately 12.4% of our outstanding common shares.  General Motors accounted for 31% of our revenues for the year ended December 31, 2004, 33% for the year ended December 31, 2003 and 61% for the year ended December 31, 2002.  Revenue from General Motors in 2004 declined, in part, due to the culmination of our engineering services contract in the third quarter of 2004.  Our revenue and future prospects would be materially hurt if General Motors were to change its relationship with us.  There is no guarantee that our interests will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form.  Furthermore, any change in General Motors’ strategy with respect to fuel cells, whether as a result of market, economic or competitive pressure, could also harm our business by reducing or eliminating a substantial portion of our revenue.  Such a change in strategy could include, for example, any decision by General Motors to:

•                  alter its commitment to fuel cell technology in favor of other competing technologies;

•                  delay its introduction of fuel cell products and vehicles; or

•                  increase the internal development of fuel cell products or purchase them from another supplier.

In addition, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors and in some cases, the intellectual property is jointly owned.  As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We currently depend upon a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, financial condition and results of operations.

To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future.  Our four largest customers, including General Motors, accounted for 67% of our revenues for the year ended December 31, 2004, 60% for the year ended December 31, 2003 and 80% for the year ended December 31, 2002.  The identities of some of our largest customers have changed from year to year.  Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often done on a purchase-order basis and we cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenues.  Accordingly, our revenue and results of operations may vary from period to period.  We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers.  If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in a currency other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings.  To the extent that the Canadian dollar or the euro weakens against the U.S. dollar, we may incur net foreign exchange losses on our net monetary asset balance which is denominated in those currencies.  Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros.  However, a significant part of our revenues are currently generated in U.S. dollars and euros, and we expect that a significant portion of our revenues for the foreseeable future will be generated in U.S. dollars and euros.  In addition, we may be required to finance our European operations by exchanging Canadian dollars or U.S. dollars into euros.  The exchange rates between the Canadian dollar, the U.S. dollar and the euro are subject to day-to-day fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future.  Such fluctuations affect both our consolidated revenues as well as our consolidated costs.  If the value of the U.S. dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced.  Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and foreign competitors sell products in the same market.  We currently have limited currency hedging through financial instruments.  We do carry a portion of our short-term investments in Canadian dollars and euros.

Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge.

Identifiable intangible assets and goodwill arising from our acquisition of Greenlight in 2003 and our acquisition of Stuart Energy in 2005 comprise a substantial portion of our total assets.  Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill.  If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized.

Our insurance may not be sufficient.

We carry insurance that we consider adequate having regard to the nature of the risks and costs of coverage.  We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world.  We are not fully insured against all possible risks, nor are all such risks insurable.  Thus, although we maintain insurance coverage, such coverage may not be adequate.

Risk Factors Related To Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products.  In such case, we may never achieve profitability and our business could fail.  Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are out of our control, including:

•                  the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;

•                  the future cost of hydrogen and other fuels used by our fuel cell systems;

•                  the future cost of MEAs used in our fuel cell systems;

•                  the future cost of platinum, a key metal used in our fuel cell systems;

•                  the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;

•                  government support of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;

•                  the manufacturing and supply costs for fuel cell components and systems;

•                  the perceptions of consumers regarding the safety of our products;

•                  the willingness of consumers to try new technologies;

•                  the continued development and improvement of existing power technologies; and

•                  the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.

If our customers of fuel cell power products are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.  Our fuel cell products require oxygen and hydrogen to operate.  While ambient air typically can supply the necessary oxygen, our fuel cells rely on hydrogen being derived from water or from fuels such as natural gas, propane, methanol and other petroleum products.  We manufacture and develop hydrogen generation systems called electrolysers that use electricity to separate water into its constituent parts of hydrogen and oxygen.  In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels.  Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen.  There is no guarantee that such an infrastructure will be developed on a timely basis or at all.  Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we will be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.

The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry-specific government regulations in Canada or the United States relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products.  However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry- specific government regulations in the future in the jurisdictions and markets in which we operate.  For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities, and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers.  To the extent that there are delays in gaining regulatory approval, our development and growth may be constrained.  Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies.  The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations in California and, to a lesser extent, in New York, Massachusetts and Maine.  There can be no guarantee that these laws and regulations will not change.  Changes in these laws and regulations could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles.  In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these jurisdictions as well as in other jurisdictions, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry.  Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products.  We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and business.  If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

The development of uniform codes and standards for hydrogen-powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.

Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, H2ICEs or for the use of hydrogen as a vehicle fuel.  Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, H2ICE developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

The development of hydrogen standards is being undertaken by numerous organizations.  Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products, hydrogen generation systems and test and diagnostic equipment.  If we are unable to compete successfully, we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs.  We expect that several of these competitors will be able to deliver competing products to market before we do.  While our strategy is the development of fuel cell and hydrogen generation technologies for sale to systems integrators, governments, OEMs and market channel partners, many of our competitors are developing products specifically for use in particular markets.  These competitors may be more successful in penetrating these specific markets than we are.  In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.

In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on-site water electrolysis and/or reforming technologies.  We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers, bottles or by pipeline.  In many cases, these suppliers have established delivery infrastructure and customer relationships.

We compete with a number of companies that manufacture fuel cell test and diagnostic equipment.  In addition, most large fuel cell developers and OEMs have some degree of internal test station development.  Because fuel cell test and diagnostic equipment essentially acts as the balance of plant component, which regulates the type and level of power transferred from the fuel cell or the fuel cell stack, our customers for fuel cell test and diagnostic equipment may develop their own internal test stations.  We also sell fuel cell test and diagnostic equipment to companies that compete with our efforts to develop and manufacture fuel cell power products.  This competition may negatively impact the sales of our fuel cell test and diagnostic equipment to such companies.

Competition in the markets for fuel cell power modules, hydrogen generation equipment and fuel cell test stations are significant and will likely persist and intensify over time.  We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services.  Many of our existing and potential competitors have greater brand name recognition than us and their products may enjoy greater initial market acceptance among our potential customers.  In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, strategic partnerships, distribution channels, service network and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and our ability to expand our business could be impaired and we may never become profitable.  In addition, we cannot predict that if acquired we will maintain the market share or pricing levels that we need to become and remain profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies.

Each of our target markets is currently served by existing manufacturers with existing customers and suppliers.  These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies including other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers.  Given that

PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.  Demand for fuel cell test and diagnostic equipment is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies.

If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, strategic partnerships, distribution channels, service network and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and our ability to expand our business could be impaired and we may never become profitable.  In addition, we cannot predict that if acquired we will maintain the market share or pricing levels that we need to become and remain profitable.

Our strategy for the sale of fuel cell power products depends upon developing strategic partnerships with governments and systems integrators, OEMs, suppliers and other market channel partners who will incorporate our products into theirs.

Other than with respect to a limited number of specific markets, our strategy is to develop and manufacture products and systems for sale to governments and systems integrators, OEMs, suppliers and other market channel partners that have mature sales and distribution networks for their products.  Our success may be heavily dependent upon our ability to establish and maintain relationships with these strategic partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the developmental and research costs and risk associated with our technologies and products.  Our performance may as a result depend on the success of other companies, and there are no assurances of their success.  We can offer no guarantee that governments and systems integrators, OEMs, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components.  The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results.  Our ability to sell our products to the OEM markets depends to a significant extent upon our strategic partners’ worldwide sales and distribution network and service capabilities.  In addition, certain of our agreements with customers and strategic partners require that we provide for shared intellectual property rights in certain situations, and there can be no assurance that any future strategic relationships that we enter into will not require us to share some of our intellectual property.  Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our strategic partners could have a material adverse effect on our business and future prospects.

In addition, in some cases, our strategic relationships are governed by a non-binding memorandum of understanding or a letter of intent.  We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship.  We also have relationships with third-party distributors who also indirectly compete with us.  For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators.  Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen.  For this reason, industrial gas suppliers may be reluctant to become distributors of our hydrogen generators.  In addition, our third-party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We are dependent upon third party suppliers for key materials and components for our products.  If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

We rely upon third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment.  A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer.  To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes which our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable products.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel.  We compete in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require.  In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting.  If we do not attract such personnel, we may not be able to expand our business.  In addition, new employees generally require substantial training, which requires significant resources and management attention.  Our success also depends upon retaining our key management, research, product development, engineering, marketing and manufacturing personnel.   Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may not be able to manage successfully the expansion of our operations.

The pace of our expansion in facilities, staff and operations has placed significant demands on our managerial, technical, financial and other resources.  We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees.  Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel.  Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will be derived from foreign sales.  Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions.  As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests in us.

In January 2005, we completed the acquisition of Stuart Energy.  We cannot assure you that we will be able to successfully complete the integration of Stuart Energy into our operations or that the cost savings or synergies we anticipate will be fully realized.  Our failure to effectively integrate Stuart Energy into our operations or achieve cost savings and synergies could have a material adverse effect on our business and financial condition.

We may acquire additional technologies or other companies in the future.  Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:

•                  diversion of management’s attention from other business concerns;

•                  failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;

•                  the loss of key employees from either our current business or the acquired business; and

•                  assumption of significant liabilities of the acquired company.

If we complete additional acquisitions, we may dilute your interest in us.  In addition, achieving the expected returns and synergies from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner.  We cannot assure you that we will be able to do so or that acquired businesses will perform at anticipated levels.  If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

We have no experience manufacturing our products on a large scale basis, and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

We have manufactured only a limited number of products for prototypes and initial sales, and we have no experience manufacturing products on a large scale.  In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products.  We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products.  Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market.  Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Risk Factors Related To Our Products and Technology

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

We have made commercial sales of fuel cell test and diagnostic equipment, generally on a purchase order basis, since our inception, and have only been engaged in the development of fuel cells, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a short period of time.  Because our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications.  If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives.  We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets.  Our future success also depends upon our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell products and hydrogen generation products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries.  The price of fuel cell products and hydrogen generation products is dependent largely upon material and manufacturing costs.  We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity.  If we are unable to produce fuel cell products and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products.  Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in our field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

We regularly field test our products and we plan to continue to conduct additional field tests in the future.  Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products.  Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly.  Many of these potential problems and delays are beyond our control.  In addition, field test programs, by their nature, may involve delays in product roll-out and modifications to product design, as well as third party involvement.  Any problem or perceived problem with our field tests, whether originating from our technology, from our design, or from third parties, could hurt our reputation and the reputation of our products and limit our sales.  Such failures with our field tests may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales, and require us to develop further our technology to account for more failures than anticipated prior to the field tests, thereby increasing our manufacturing costs.

The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

Our products are complex and must meet the stringent technical requirements of our customers.  The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner, and as a result, our revenues would suffer.

Our success depends in large part on our ability to keep our products current and compatible with evolving technologies and codes and standards.  Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products.  If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing intellectual property rights may reduce our ability to prevent others from using our technology.  We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property.  Some of our intellectual property is currently not covered by any patent or patent application.  Our patent protection is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, we cannot be assured that:

•                  any of the United States, Canadian or other patents owned by us or third party patents that are licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•                  any of our pending or future patent applications will be issued with the breadth of protection sought by us, if issued at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.  Furthermore, although we typically retain sole ownership of the intellectual property we develop, our strategic alliance with General Motors provides for shared intellectual property rights in certain situations.  Where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases, the intellectual property is jointly owned.  As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We have also entered into agreements with other customers and strategic partners that involve shared intellectual property rights.  Any development made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts, including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees.  We cannot assure you that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.  If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others.  However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us.  Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes which exploit such intellectual property.

Our involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products.  Our ability to establish and maintain such a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights.  Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sales of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.  If we are found to infringe the intellectual property rights of others, we may, among other things, be required to:

•                  pay substantial damages;

•                  cease the development, manufacture, use, sale or importation of products that infringe upon the intellectual property rights of others;

•                  discontinue processes incorporating infringing technology;

•                  expend significant resources to develop or acquire non-infringing intellectual property; or

•                  obtain licenses to the intellectual property which we are found to be infringing.

We cannot offer any assurance that we will prevail in any intellectual property litigation or, if we were not to prevail in such litigation,  that licenses to the intellectual property that we are found to be infringing would be available on commercially reasonable terms, if at all.  The costs of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Our results of operations could be materially harmed by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because demand for fuel cells and fuel cell products could suffer and our sales could decline.  Our products use hydrogen which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol in a process known as reforming.  While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source.  In addition, certain of our OEM partners and customers may experience significant product liability claims.  As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death.  We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents.  Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages.  Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products.  In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Risk Factors Related To Ownership of Our Common Shares

If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.

We would be a passive foreign investment company if 75% or more of our gross income in any year is considered “passive income” for United States tax purposes.  For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income.  In addition, we would be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.

Based upon our current and projected income and the market value of the common shares, we do not expect to be a passive foreign investment company for United States federal income tax purposes for the taxable year ending December 31, 2004.  However, since the determination of whether we are a passive foreign investment company is based upon the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company for any fiscal year.  If we are classified as a passive foreign investment company, this characterization could result in adverse United States tax consequences to our shareholders resident in the United States, including having gain recognized on the sale of our common shares be treated as ordinary income, that is not eligible for the lower tax rate applicable to certain dividends and having potential punitive interest charges apply to such sales proceeds.

United States shareholders should consult their own United States tax advisors with respect to the United States tax consequences of holding our common shares and annually determine whether we are a passive foreign investment company.

A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our outstanding common shares.  General Motors currently owns approximately 12.4% of our outstanding common shares.  In addition, General Motors currently owns warrants to acquire 2,470,436 of our common shares.  Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions.  This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.

If our principal shareholders, including our founders, sell substantial amounts of our common shares in the public market, the market price of our common shares could fall and the value of your investment could be reduced.  The perception among investors that these sales may occur could also produce this effect.  Share price declines may be exaggerated if the low trading volume of our common shares that we have experienced to date continues.  These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares, and significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

Our articles of incorporation permit us to issue an unlimited number of common and preferred shares.  If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares.  Such future issuances could be at prices less than our shareholders paid for their common shares.  If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights.  While the rules of NASDAQ and the TSX may require us to obtain shareholder approval of significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on NASDAQ and the TSX.  Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.

U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors, controlling persons and officers.

We are organized under the laws of Canada.  A majority of our directors, controlling persons and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.

However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws provided that those laws that govern the shareholder’s claim according to applicable Canadian law, are proven by expert evidence, are not contrary to public policy as the term is applied by a Canadian court or are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions.

Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except where, for example:

•                  the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

•                  the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or was not final, conclusive or enforceable under the laws of the applicable state;

•                  the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

•                  a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

•                  the enforcement of the judgment of the U.S. court was inconsistent with public policy, as the term is applied by the Canadian court;

•                  the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

•                  there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Our share price is volatile and may continue to experience significant price and volume fluctuations.

Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations.  Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:

•                  performance of other companies in the fuel cell or alternative energy businesses;

•                  news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; and

•                  changes in general economic conditions.

You would likely receive much less than the amount you paid for your shares if we liquidate our assets and distribute the proceeds.

The current market price of our common shares significantly exceeds the net tangible book value per share of our common shares.  As a result, you would likely receive much less than the amount paid for your shares if we liquidate our assets and distribute the proceeds.

As of the date of this annual information form there were 5,933,292 options to purchase our common shares and warrants to purchase up to 2,470,436 common shares outstanding.  If these securities are exercised, our shareholders will incur substantial dilution.

A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares.  As of March 24, 2005, we have issued and outstanding 5,933,292 options to purchase our common shares at an average price of CDN$5.54 per common share.  In addition, in October 2001, we issued General Motors warrants to acquire 2,470,436 of our common shares at a price of $4.00 per common share.  Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised or, to the extent General Motors exercises its warrants, you could experience significant dilution.

10.          TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for our common shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario and the co-transfer agent and co-registrar for our common shares in the United States is Chase Mellon Shareholders Services LLC at its offices in New York, New York.

11.          MATERIAL CONTRACTS

Support Agreement and Lock-Up Agreement

On November 10, 2004, we entered into a support agreement with Stuart Energy and a lock-up agreement with Stuart Energy’s directors, officers and a number of its principal shareholders in connection with our acquisition of Stuart Energy.  Particulars of these agreements are described under the headings “Support Agreement” and “Lock-Up Agreement” found on pages 25 to 32 of our takeover bid circular dated November 30, 2004, which pages are incorporated by reference into this annual information form.

Hydrogenics Underwriting Agreement

On January 28, 2004, we entered into an underwriting agreement with Citigroup Global Markets Inc., National Bank Financial Inc. and TD Securities Inc., as underwriters, and Citigroup Global Markets Canada Inc., as sub-underwriter, pursuant to which we issued and sold 11,373,608 common shares for total net proceeds of CDN$61.6 million.  The underwriters were paid a commission of CDN$0.4388 per common share.  Pursuant to the underwriting agreement, Hydrogenics agrees to indemnify and hold harmless each of the underwriters and their directors, officers, employees and agents for any losses, claims, damages or liabilities arising out of any untrue statement or omission of a material fact in the registration statement, the Canadian or U.S. preliminary prospectus or the Canadian or U.S. final prospectus.

Stuart Energy Underwriting Agreement

On February 4, 2004, Stuart Energy entered into an underwriting agreement with National Bank Financial Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc., pursuant to which Stuart Energy issued and sold 8,000,000 common shares for total gross proceeds of CDN$25 million, out of which the underwriters were paid a fee of CDN$0.18 per common share.   In the underwriting agreement, Stuart Energy agrees to protect, hold harmless and indemnify each of the underwriters and their affiliates, directors, officers, employees, shareholders and agents for any losses, claims, damages, liabilities and reasonable costs and expenses caused by or arising out of (i) any breach or default by Stuart Energy, (ii) any misrepresentation, untrue statement or omission of a material fact by Stuart Energy in any of the documents filed in connection with the offering or any order made or investigation or proceeding threatened or instituted as a result thereof, or (iii) Stuart Energy not complying with any securities laws.

Copies of these agreements have been filed with the Canadian Securities Administrators and may be found on the SEDAR web site at www.sedar.com.

12.          INTERESTS OF EXPERTS

The auditors of the Company are PricewaterhouseCoopers LLP, Royal Trust Tower, Suite 3000, Toronto Dominion Centre, Toronto, Ontario, M5K 1G8.  To our knowledge, the foregoing experts do not beneficially own, directly or indirectly, any of our outstanding securities or other property of the Company.

13.          ADDITIONAL INFORMATION

Additional financial information with respect to Hydrogenics, including remuneration and indebtedness of directors and officers, principal holders of our securities and options to purchase securities is contained in our information circular in respect of our most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is contained in our audited comparative consolidated financial statements and our management discussion and analysis for our most recently completed fiscal year.  Additional information relating to Hydrogenics may be found on the SEDAR website at www.sedar.com.